                      SECURITIES AND EXCHANGE COMMISSION
                             Washington DC  20549


                                  FORM N-8B-2
               REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS
                    WHICH ARE CURRENTLY ISSUING SECURITIES


                             Dated March 19, 1997



        Pursuant to Section 8(b) of the Investment Company Act of 1940



                MML BAY STATE VARIABLE LIFE SEPARATE ACCOUNT I
                ----------------------------------------------
                        (Name of Unit Investment Trust)



                               1295 State Street
                       Springfield, Massachusetts  01111

          (Address of Principal Administrative Office of Registrant)



Issuer of periodic payment plan certificates only for purposes of information provided herein.

I.   ORGANIZATION AND GENERAL INFORMATION
     ------------------------------------

     1.   (a)  Furnish name of the trust and the Internal Revenue Service
               ----------------------------------------------------------
               Employer Identification Number.
               ------------------------------

               The trust is the GVUL Segment of MML Bay State Variable Life Separate Account I of MML Bay State Life Insurance Company ("the Variable Account"). The Variable Account is a separate investment account of MML Bay State Life Insurance Company (the "Company" or "MML Bay State") and has no employer identification number.

          (b)  Furnish title of each class or series of securities issued by the
               -----------------------------------------------------------------
               trust.
               -----

               The securities are variable riders electable under group flexible premium adjustable life insurance certificates issued under group flexible premium adjustable life insurance policies. The certificates, as modified by the variable rider elected by the certificate owner, are referred to herein as "Policy" or "Policies." Group flexible premium adjustable life insurance certificates issued without a variable rider are referred herein
                                   -------
               as "Certificates."

     2.   Furnish name and principal business address and Zip Code and the
          ----------------------------------------------------------------
          Internal Revenue Service Employer Identification Number of each
          ---------------------------------------------------------------
          depositor of the trust.
          ----------------------

          MML Bay State Life Insurance Company

          Principal Administrative Office
          1295 State Street
          Springfield, Massachusetts  01111

          FEIN: 43-0581430

     3.   Furnish name and principal business address and Zip Code and the
          ----------------------------------------------------------------
          Internal Revenue Service Employer Identification Number of each
          ---------------------------------------------------------------
          custodian or trustee of the trust indicating for which class or series
          ----------------------------------------------------------------------
          of securities each custodian or trustee is acting.
          -------------------------------------------------

          The Company will hold in its own custody all of the securities.

     4.   Furnish name and principal business address and Zip Code and the
          ----------------------------------------------------------------
          Internal Revenue Service Employer Identification Number of each
          ---------------------------------------------------------------
          principal underwriter currently distributing securities of the trust.
          --------------------------------------------------------------------

          The principal underwriter for the Policies is:

          MML Distributors, LLC
          1414 Main Street
          Springfield, Massachusetts  01111

          FEIN: 06-1413151

          The Co-Distributor for the Policies is:

          MML Investors Services, Inc.
          1414 Main Street
          Springfield, Massachusetts  01111

          FEIN:   04-2746212

     5.   Furnish name of state or other sovereign power, the laws of which
          -----------------------------------------------------------------
          govern with respect to the organization of the trust.
          ----------------------------------------------------

          Missouri. The Company is domesticated in the state of Missouri. However, the Company intends to file an application to re-domesticate to the state of Connecticut in June of 1997. If the Company receives the appropriate regulatory approvals to its application, it will re-domesticate to the state of Connecticut shortly thereafter and Connecticut state law will govern the organization of the Variable Account.

6.   (a)  Furnish the dates of execution and termination of agreement
          -----------------------------------------------------------
          currently in effect under the terms of which the trust was organized
          --------------------------------------------------------------------
          and issued or proposes to issue securities.
          ------------------------------------------

          The Variable Account was established under Missouri law pursuant to a resolution by the Board of Directors of the Company on June 9, 1982. This resolution allows the executive officers of the Company to amend or terminate the Variable Account. The GVUL Segment of the Variable Account to which Policy variable account values may be allocated was established pursuant to a resolution by the Board of Directors of the Company on March 17, 1997. The Variable Account will continue until amended, and until such time, the Policies will be issued pursuant to the resolution establishing the Variable Account and the GVUL Segment of the Variable Account.

          (b)  Furnish the dates of execution and termination of any indenture
               ---------------------------------------------------------------
               or agreement currently in effect pursuant to which the proceeds
               ---------------------------------------------------------------
               of payments on securities issued or to be issued by the trust are
               -----------------------------------------------------------------
               held by the custodian or trustee.
               --------------------------------

               None.

     7.   Furnish in chronological order the following information with respect
          ---------------------------------------------------------------------
          to each change of name of the trust since January 1, 1930.  If the
          ------------------------------------------------------------------
          name has never been changed, so state.
          -------------------------------------

          The name of the Variable Account has never been changed.

     8.   State the date on which the fiscal year of the trust ends.
          ---------------------------------------------------------

          December 31.

Material Litigation
-------------------

     9.   Furnish a description of any pending legal proceedings, material with
          ---------------------------------------------------------------------
          respect to the security holders of the trust by reason of the nature
          --------------------------------------------------------------------
          of the claim or the amount thereof, to which the trust, the depositor,
          ----------------------------------------------------------------------
          or the principal underwriter is a party or of which the assets
          --------------------------------------------------------------
          of the trust are the subject, including the substance of the claims
          -------------------------------------------------------------------
          involved in such proceeding and the title of the proceeding. Furnish a
          ----------------------------------------------------------------------
          similar statement with respect to any pending administrative
          ------------------------------------------------------------
          proceeding commenced by a governmental authority or any such
          ------------------------------------------------------------
          proceeding or legal proceeding known to be contemplated by a
          ------------------------------------------------------------
          governmental authority. Include any proceedings which, although
          ---------------------------------------------------------------
          immaterial itself, is representative of, or one of, a group which in
          --------------------------------------------------------------------
          the aggregate is material.
          -------------------------

          There are no current or pending legal or administrative proceedings to which the Variable Account, the Company, MML Distributors, LLC, or MML Investors Services, Inc. is a party and which are material with respect to the security holders of the Variable Account.

II.  GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST
     ------------------------------------------------------------

     General Information Concerning the Securities of the Trust and the Rights
     -------------------------------------------------------------------------
     of Holders.
     ----------

     10.  Furnish a brief statement with respect to the following matters for
          -------------------------------------------------------------------
          each class or series of securities issued by the trust.
          ------------------------------------------------------

          (a)  Whether the securities are of the registered or bearer type.
               -----------------------------------------------------------

               The Policies are group flexible premium adjustable life insurance certificates with variable riders issued under group flexible premium adjustable life insurance policies and, as such, are "registered" in the name of the certificate owner and the records concerning the certificate owner are maintained by or on behalf of the Company.

          (b)  Whether the securities are of the cumulative or distributive
               ------------------------------------------------------------
               type.
               ----

               The Policies are generally of the cumulative type, providing for no distribution of income, dividends or capital gains except in connection with a voluntary surrender or partial withdrawal of Policy value by a Policyowner, or in connection with the payment of death benefits.

          (c)  The rights of security holders with respect to withdrawal or
               ------------------------------------------------------------
               redemption.
               ----------

               A Policy may be surrendered at any time without imposition of a surrender charge.

               After the Certificate has been in force for six months, the Policyowner may make partial withdrawals in a minimum amount of $500 from the Policy value at any time upon written request filed with the Company. A transaction charge, which is the smaller of 2% of the amount withdrawn or $25.00, will be assessed in all cases.

          (d)  The rights of security holders with respect to conversion,
               ----------------------------------------------------------
               transfer, partial-redemption, and similar matters.
               -------------------------------------------------

               TRANSFER - The Policies permit Account Value to be allocated
               --------
               either to the Company's General Account or to up to eight of the Divisions of the Variable Account. Each Division invests exclusively in an investment portfolio

               ("Underlying Fund") of the Panorama Series Fund, Inc. (the "Panorama Fund"), managed by OppenheimerFunds, Inc. ("OFI"), Oppenheimer Variable Account Funds (the "Oppenheimer Funds"), also managed by OFI, or the MML Series Investment Fund (the "MML Fund"), managed by Massachusetts Mutual Life Insurance Company ("MassMutual") the parent company of MML Bay State. Subject to certain restrictions, the Policyowner may transfer amounts among and between the Divisions and the General Account. The transfer privilege is subject to the following limitations:

               (1) The Policyowner may not maintain Account Value in more than eight Divisions of the Variable Account either before or after the transfer.

               (2) Transfer requests must be in writing and may be by dollar amounts or whole percentages.

               (3) Transfers between any Division and the General Account are subject to the following:

                   (a) Transfers from the General Account to any Division may only be made once during each Policy Year.

                   (b) Each transfer from the General Account to any Division may not exceed the lesser of (at the time of the transfer):

                         (i) 25% of the Account Value in the General Account (excluding Policy loans and interest payable on such loans); or

                         (ii) 100% of the Policy's Account Value in the General Account (excluding Policy loans and interest payable on such loans) minus an amount equal to one plus the number of Monthly Calculation Dates remaining in the Policy's Modal Term multiplied by the Policy's most recent Monthly Deduction.

                         Restriction (i) does not apply if in each of the previous three policy years, 25% of the Account Value in the General Account has been transferred and there have been no premium payments or transfers (except as a result of a policy loan) to the General Account. All transfers made on one Valuation Date are considered one transfer.

                   (c) The Company reserves the right to charge up to $10 per transfer if there are more than six transfers in a Policy Year. This charge would only apply to transfers in excess of six in any Policy Year.

               Transfers among the Divisions are not subject to the restrictions in (3) above. Transfers as a result of a Policy loan or repayment are not subject to these rules.

               A Valuation Date is any date on which the net asset value of the shares of the Funds is determined. Generally, this will be any date on which the New York Stock Exchange (or its successor) is open for trading.

               A Modal Term is a period selected by the Employer for which premium will be paid in advance by the Employer in order to keep the Policy in force. This period may be monthly, quarterly, semi-annual or annual. The Modal Term is specified in the Policyowner's schedule page.

               An Employer is an employer, association, sponsoring organization or trust which has executed a participation agreement electing participation in the group flexible premium adjustable life insurance contract issued by the Company.

               A Monthly Calculation Date is the monthly date on which the Monthly Deductions under the Policy are generally deducted from the Account Value. The first Monthly Calculation Date will be the Policy Date, and subsequent Monthly Deductions will be on the same date of each succeeding calendar month.

               A Monthly Deduction is equal to the deductions from the Account Value under the Policy which are deducted on the Monthly Calculation Date. The deductions are equal to the sum of the charge for cost of insurance protection, the Administrative Fee, and any rider charges.

               FREE LOOK PRIVILEGE - The Policies are Certificates to which the
               -------------------
               owner has added a variable rider. The Certificate provides for an initial Free Look Period. The Certificate owner may cancel the Certificate until 10 days after the Certificate owner receives the Certificate (or a longer period if required by state law). Upon returning the Certificate, the Certificate owner will be sent within 7 days a refund. The refund equals either: 1) the Account Value plus any Premium Deduction(s) and Monthly Deduction(s) reduced by any amounts borrowed or withdrawn; or, where required by state law, 2) all premiums paid, reduced by any amounts borrowed or withdrawn. The refund of any premium paid by check, however, may be delayed until the check has cleared the Certificate owner's bank.

          (e)  If the trust is the issuer of periodic payment plan certificates
               ----------------------------------------------------------------
               the substance of the provisions of any indenture or agreements
               --------------------------------------------------------------
               with respect to lapses or defaults by security holders in making
               ----------------------------------------------------------------
               principal payments, and with respect to reinstatement.
               -----------------------------------------------------

               CONTRACT LAPSE AND REINSTATEMENT - The failure to make premium
               --------------------------------
               payments will not itself cause a Policy to lapse unless: (1) the surrender value is insufficient to cover the next Monthly Deduction, plus loan interest accrued, or (2) Policy loans plus loan interest accrued ("Policy Debt") exceeds the Policy value. If the Policy becomes in default because of (1) or (2), above, the Policyowner will have a 61 day grace period to make sufficient payment to prevent termination. Subject to certain conditions, a Policy may be reinstated at any time within five years after the expiration of the grace period provided the Policy was not surrendered for its cash surrender value.

          (f)  The substance of the provisions of any indenture or agreements
               --------------------------------------------------------------
               with respect to voting rights, together with the names of any
               -------------------------------------------------------------
               persons other than security holders given the right to exercise
               ---------------------------------------------------------------
               voting rights pertaining to the trust's securities or the
               ---------------------------------------------------------
               underlying securities and the relationship of such persons to the
               -----------------------------------------------------------------
               trust.
               -----

               To the extent required by law, the Company will vote shares held by each Division in accordance with instructions received from the Policyowners with Policy value in such Division. Each person having a voting interest will be provided with proxy materials together with an appropriate form with which to give voting instructions to the Company. Shares held in each Division for which no timely instructions are received will be voted in proportion to the instructions received from all persons with an interest in the Division furnishing instructions to the Company with respect to the Underlying Funds. The Company reserves the right to vote shares held in the Variable Account that it owns and which are not attributable to the Policies in its discretion.

               The number of votes which a Policyowner may cast will be determined by the Company as of the record date established for the Underlying Fund. The number of shares held in each Division deemed attributable to each Policyowner is determined by dividing Policy value in the Division, if any, by the net asset value of one share in the underlying Fund in which the assets of the Division are invested. Fractional votes will be counted.

               If the 1940 Act or any rules thereunder should be amended or if the present interpretation of the 1940 Act or such rules should change, and as a result the Company determines that it is permitted to vote shares of the Underlying Fund in its own right, whether or not such shares are attributable to the Policies, the Company reserves the right to do so.

               The Company may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as (1) to cause a change in the sub classification or investment objective of one or more of the Underlying Funds or (2) to approve or disapprove an investment advisery contract for the Underlying Funds. In addition the Company may disregard voting instructions calling for a change in the investment policies, any investment adviser or principal underwriter of any Underlying Fund which may be initiated by Policyowners or its respective Trustees or Directors, provided the Company's disapproval of the change is reasonable and, in the case of a change in investment policies or investment adviser, based on a good faith determination that such change would be contrary to state law or otherwise inappropriate in light of the Underlying Fund's objectives and purposes. In the event the Company does disregard voting instructions, a summary of that action and the reasons for that action will be included in the next periodic report to Policyowners.

          (g)  Whether security holders must be given notice of any changes in:
               ---------------------------------------------------------------

               (1)  the composition of the assets of the trust.
                    ------------------------------------------

                    The Company reserves the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares that are held in the Divisions of the GVUL Segment of the Variable Account or that the Divisions may purchase. If the shares of a Portfolio or Series are no longer available for investment or if in the Company's judgment further investment in any Portfolio or Series should become inappropriate in view of the purposes of the Variable Account, the GVUL Segment of the Variable Account, or the affected Division, the Company may redeem the shares of that Portfolio or Series and substitute shares of another registered open-end management company. The Company will not substitute any shares attributable to a Policy interest in a Division without notice and prior approval of the SEC and state insurance authorities, to the extent required by the 1940 Act or other applicable law.

                    The Company also reserves the right to establish additional Divisions of the Variable Account, each of which would invest in shares corresponding to a new Portfolio or Series or in shares of another investment company having a specified investment objective. Subject to applicable law and any required Commission approval, the Company may, in its sole discretion, establish new Divisions or eliminate one or more Divisions if marketing needs, tax considerations or investment conditions warrant. Any new Divisions may be made available to existing Policyowners on a basis to be determined by the Company.

                    If any of these substitutions or changes are made, the Company may by appropriate endorsement change the Policy to reflect the substitution or change and will notify Policyowners of all such changes. If the Company deems it to be in the best interest of Policyowners, and subject to any approvals that may be required under applicable law, the Variable Account or any Division thereof may be operated as a management company under the 1940 Act, may be de-registered under that Act if registration is no longer required, or may be combined with other Divisions, Segments of separate accounts, or other separate accounts of the Company.

               (2)  the terms and conditions of the securities issued by the
                    --------------------------------------------------------
                    trust.
                    -----

                    No change in the terms and conditions of the Policies that affect the Policyowner's rights will be made without notice to Policyowner to the extent required by law.

               (3)  the provisions of any indenture or agreement of the trust.
                    ---------------------------------------------------------

                    No notice to or consent from Policyowners is required for any change in the Company's resolution passed by the Board of Directors which established the Variable Account or the GVUL Segment of the Variable Account.

               (4)  the identity of the depositor, trustee or custodian.
                    ---------------------------------------------------

                    The depositor of the Variable Account cannot be changed.

                    The Variable Account has no Trustees.

                    Notice to Policyowners need not be given for the custodian to be changed.

          (h)  Whether the consent of security holders is required in order for
               ----------------------------------------------------------------
               action to be taken concerning any change in:
               --------------------------------------------

               (1)  the composition of the assets of the trust.
                    ------------------------------------------

                    The Policies do not require consent of the Policyowners when changing the underlying securities of the Variable Account, except as may be required by currently applicable law or regulation.

               (2)  the terms and conditions of the securities issued by the
                    --------------------------------------------------------
                    trust.
                    -----

                    Except as appropriate to comply with federal or state law or regulation the terms and conditions of a Policy cannot be changed without the consent of the Policyowner.

               (3)  the provisions of any indenture or agreement of the trust.
                    ---------------------------------------------------------

                    No consent is required.

               (4)  the identity of the depositor, trustee or custodian.
                    ---------------------------------------------------

                    The depositor of the Variable Account cannot be changed.

                    The Variable Account has no Trustees.

                    The consent of security holders is not required to change the custodian.

          (i)  Any other principal feature of the securities issued by the trust
               -----------------------------------------------------------------
               or any other principal right, privilege or obligation not covered
               -----------------------------------------------------------------
               by subdivisions (a) to (g) or by any other item in this form.
               ------------------------------------------------------------

               (1)  Premium Payments - See Item 15.
                    ----------------   ---

               (2)  Death Proceeds - As long as the Policy remains in force, the
                    --------------
                    Company will, upon due proof of the Insured's death, pay the Death Proceeds of the Policy to the named beneficiary. The Company will normally pay the Death Proceeds within seven days of receiving the death claim in good order, but the Company may delay payments under certain circumstances. The Death Proceeds may be received by the beneficiary in cash or under one or more of the payment options set forth in the Policy.

                    The Death Proceeds are: (a) The Sum Insured provided under Option A or Option B, whichever is elected and in effect on the date of death; plus (b) any additional insurance on the Insured's life that may be provided by the Accidental Death and Dismemberment Rider; plus (c) any portion of a Monthly Deduction applicable for the period beyond the date of death; minus (d) any outstanding Policy Debt and any Monthly Deductions due and unpaid through the date in which the Insured dies. The amount of Death Proceeds payable will be determined as of the date of death and processed when the Company receives of the death claim in good order at its Principal Administrative Office.

                    The Policy provides two Death Benefit Options: Option A and Option B, as described below. The Policyowner designates the desired Death Benefit Option in the Enrollment Form.
                    The Policyowner may change the option once per Policy year by written request. There is no charge for a change in Option. The effective date of any such change will be on the Policyowner's Policy Anniversary following the date the written request is received by the Company in good order, or if the Company receives the written request within the 15 day period prior to a Policy Anniversary, the change will be effective on the second Policy Anniversary following the date of the request. The Company will honor a request for a later effective date provided the date coincides with the Policyowner's Policy Anniversary.

                    Under Option A, the Death Benefit is equal to the greater of the Selected Face Amount of insurance or the Minimum Face Amount on the date of death. Under Option B, the Death Benefit is equal to the greater of 1) the Selected Face Amount of insurance, plus the Policyowner's Account Value, or 2) the Minimum Face Amount on the date of death. Death Benefit proceeds under either Option will be reduced by any outstanding Policy Debt and unpaid Monthly Deductions and increased by the portion of the Monthly Deduction attributable to death benefit coverage after the Insured's death.

                    The Minimum Face Amount is equal to a percentage of the Policy value as set forth in the Policy. The Minimum Face Amount is determined in accordance with the Internal Revenue Code regulations to ensure that the Policy qualifies as a life insurance contract and that the insurance proceeds will be excluded from the gross income of the beneficiary.

               (3)  Calculation of Cash Value - See Items 44(a), 44(c), and
                    -------------------------   ---
                    46(a).

               (4)  Loan Provisions.  See Item 21.
                    ---------------   ---

               (5)  Payment Options - Upon written request, the surrender value
                    ---------------
                    or part of the Death Proceeds may be placed under one or more of the payment options currently offered by the Company. If the Policyowner does not make an election, the Company will pay the benefits in a single sum. A certificate will be provided to the payee describing the payment option selected.

                    The amount applied under any one payment option for any one payee must be at least $2,000. The periodic payments for any one payee must be at least $20. The Company reserves the right to make a lump sum payment to satisfy its obligation in the event the periodic payments are less than $20.

               (6)  Optional Insurance Benefit - Subject to certain
                    --------------------------
                    requirements, one or more of the following additional insurance benefits may be added by rider: Disability Waiver Rider, Accelerated Benefits Rider, and Accidental Death and Dismemberment Rider. The cost of these optional insurance benefits will be deducted from Policy value as part of the monthly deduction.

     Information Concerning the Securities Underlying the Trust's Securities
     -----------------------------------------------------------------------

     11.  Describe briefly the kind or type of securities comprising the unit of
          ----------------------------------------------------------------------
          specified securities in which security holders have an interest.
          ---------------------------------------------------------------

          The Policies permit net premiums to be allocated either to the Company's General Account or to the Divisions of the GVUL Segment of the Variable Account. The GVUL Segment of the Variable Account is currently comprised of 16 investment divisions (the "Divisions").
          Each Division invests exclusively in a corresponding Underlying Fund or Portfolio of the Panorama Fund, Oppenheimer Fund or MML Fund, which are no-load, open-end, diversified series management investment companies. The Panorama Fund currently offers to the Policies five different investment portfolios (each a "Portfolio"). The Oppenheimer Fund currently offers to the Policies eight different investment portfolios (each a "Fund"). The MML Fund currently offers to the Policies one investment portfolio (a "Fund"). Each of the Underlying Funds operates pursuant to different investment objectives, which are summarized below:

          THE MML EQUITY INDEX DIVISION provides investment results that correspond to the price and yield performance of publicly traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index. ("Standard & Poor's 500" and "S&P 500(C)" are trademarks of The McGraw-Hill Companies, Inc., and have been licensed for use. The Fund is not sponsored, endorsed, sold or promoted by Standard & Poor's or The McGraw-Hill Companies, Inc.)

          THE OPPENHEIMER MONEY DIVISION invests in shares of Oppenheimer Money Fund which invests primarily in "money market" securities consistent with low capital risk and maintenance of liquidity.

          THE OPPENHEIMER BOND DIVISION invests in shares of Oppenheimer Bond Fund which invests primarily in high yield fixed-income securities.

          THE OPPENHEIMER STRATEGIC BOND DIVISION invests in shares of Oppenheimer Strategic Bond Fund which invests primarily in: (i) foreign government and corporate debt securities; (ii) U.S. government securities; and (iii) lower-rated high yield, high-risk debt securities.

          THE OPPENHEIMER HIGH INCOME DIVISION invests in shares of Oppenheimer High Income Fund which invests primarily in lower-rated, high yield, high risk income securities.

          THE OPPENHEIMER GROWTH & INCOME DIVISION invests in shares of Oppenheimer Growth & Income Fund which invests primarily in equity and debt securities.

          THE OPPENHEIMER MULTIPLE STRATEGIES DIVISION invests in shares of Oppenheimer Multiple Strategies Fund which invests primarily in common stocks and other equity securities, bonds, other debt securities and "money market securities."

          THE OPPENHEIMER GROWTH DIVISION invests in shares of Oppenheimer Growth Fund which invests primarily in securities of well-known companies.

          THE OPPENHEIMER CAPITAL APPRECIATION DIVISION invests in shares of Oppenheimer Capital Appreciation Fund which invests primarily in securities of growth-type companies.

          THE OPPENHEIMER GLOBAL SECURITIES DIVISION invests in shares of Oppenheimer Global Securities Fund which invests primarily in securities of foreign issuers, growth type companies, cyclical industries and special situations which are believed will appreciate in value.

          THE PANORAMA TOTAL RETURN DIVISION invests in shares of the Panorama Total Return Portfolio which invests primarily in stocks, corporate bonds, U.S. Government securities, and money market instruments.

          THE PANORAMA GROWTH DIVISION invests in shares of the Panorama Growth Portfolio which invests primarily in common stocks with low price-earnings ratios and better than anticipated earnings.

          THE PANORAMA INTERNATIONAL EQUITY DIVISION invests in shares of the Panorama International Equity Portfolio which invests primarily in equity securities of companies based outside of the United States.

          THE PANORAMA LIFESPAN CAPITAL APPRECIATION DIVISION invests in shares of the Panorama LifeSpan Capital Appreciation Portfolio which invests in a strategically allocated portfolio consisting primarily of equity securities.

          THE PANORAMA LIFESPAN BALANCED DIVISION invests in shares of the Panorama LifeSpan Balanced Portfolio which invests in a strategically allocated portfolio of equity securities and fixed income securities with a focus on equity securities.

          THE PANORAMA LIFESPAN DIVERSIFIED INCOME DIVISION invests in shares of the Panorama LifeSpan Diversified Income Portfolio which invests in a strategically allocated portfolio with a focus on fixed income securities.

     12.  If the trust is the issuer of periodic payment plan certificates and
          --------------------------------------------------------------------
          if any underlying securities were issued by another investment
          --------------------------------------------------------------
          company, furnish information for each such company:
          ---------------------------------------------------

          (a)  Name of Company.
               ---------------

               The Divisions invest in one of the Underlying Funds or Portfolios of the Panorama Fund, managed by OFI, Oppenheimer Fund, also managed by OFI, and the MML Fund, managed by MassMutual.

          (b)  Name and principal address of depositor:
               ----------------------------------------

               OppenheimerFunds, Inc. is the depositor of the Panorama Fund.

               OppenheimerFunds, Inc. is the depositor of the Oppenheimer Fund.

               Massachusetts Mutual Life Insurance Company is the depositor of the MML Fund.

          (c)  Name and principal business address of trustee or custodian:
               ------------------------------------------------------------

               State Street Bank and Trust Company, State Street, Boston, Massachusetts is the Custodian of the assets of the Panorama Fund.

               The Bank of New York, One Wall Street, New York, New York, is the Custodian of the assets of the Oppenheimer Fund.

               Boston Safe Deposit and Trust Company, One Boston Place, Boston, Massachusetts 02108, is the custodian for the MML Equity Index Fund.

          (d)  Name and principal business address of principal-underwriter:
               -------------------------------------------------------------

               There is no principal underwriter for the Panorama Fund, the Oppenheimer Fund, or the MML Fund.

          (e)  The period during which the securities of such company have been
               ----------------------------------------------------------------
               the underlying securities:
               --------------------------

               Shares of the Underlying Funds will be purchased by the GVUL Segment of the Variable Account only after the Variable Account's Segment's registration statement has been declared effective under the Securities Act of 1933.

     Information Concerning Loads, Fees, Charges and Expenses
     --------------------------------------------------------

     13.  (a)  Furnish the following information with respect to each load, fee,
               -----------------------------------------------------------------
               expense or charge to which (1) principal payments; (2) underlying
               -----------------------------------------------------------------
               securities; (3) distributions; (4) cumulated or reinvested
               ----------------------------------------------------------
               distributions or income; and (5) redeemed or liquidated assets of
               -----------------------------------------------------------------
               the trust's securities are subject:
               -----------------------------------

               (A)  the nature of such load, fee, expense or charge;
                    ------------------------------------------------
               (B)  the amount thereof:
                    -------------------
               (C)  the name of the person to whom such amounts are paid and his
                    ------------------------------------------------------------
                    relationship to the trust:
                    --------------------------
               (D)  the nature of the services performed by such person in
                    ------------------------------------------------------
                    consideration for such load, fee, expense or charge.
                    ---------------------------------------------------

               (1)  Under the Policies
                    ------------------

                    SALES LOAD - A sales load charge guaranteed not to exceed 5%
                    ----------
                    of each premium will be deducted from each premium paid to the Company. The charge is specified on the schedule page of each Policy. Once the charge is established for each group, the charge will never vary under the Policies issued to each member of the group.

                    STATE PREMIUM TAX CHARGE - A state premium tax charge
                    ------------------------
                    (currently ranging between 1.75% and 4%) of each premium will be deducted to compensate the Company for premium taxes imposed by various states and local jurisdictions.

                    DEFERRED ACQUISITION COST ("DAC") TAX CHARGE - A charge
                    --------------------------------------------
                    (currently 0.25%) of each premium will be deducted to compensate the Company for federal taxes imposed for deferred acquisition costs ("DAC taxes").

                    MONTHLY DEDUCTIONS FROM POLICY VALUE - On the date of issue
                    ------------------------------------
                    and each monthly payment date thereafter, certain charges will be deducted from the Policy value of each Policy ("Monthly Deduction"). The Monthly Deduction from Policy value consists of a charge retained by the Company for cost of insurance, a charge for the cost of any additional benefits provided by rider, and an administrative fee for administrative expenses. Monthly charges are normally deducted from Account Value allocated to the Company's General Account. However, if there are insufficient Fixed Account Values to pay the charge, the Company will deduct the deficiency from the Policy's Variable Account Value pro rata among the Divisions according to the Policyowner's Variable Account Value in the Divisions.

                    The monthly cost of insurance charge will be affected by any changes in the face amount and will be calculated separately for the initial face amount, for any increases or decreases in face amount, and for any benefits provided by rider.

                    If the Policyowner selected Death Benefit Option B, the monthly cost of insurance charge for the initial face amount will be equal to the applicable cost of insurance rate multiplied by the initial face amount (plus charges for rider benefits). If the Policyowner selected Death Benefit Option A, however, the applicable cost of insurance rate will be multiplied by the initial face amount less the Policy value (minus charges for rider benefits) on the Monthly Calculation Date.

                    If Death Benefit Option B is selected, the monthly insurance charge for each increase in face amount (other than an increase caused by a change in Death Benefit Option) will be equal to the cost of insurance rate applicable to that increase multiplied by the increase in face amount. If Death Benefit Option A is selected, the applicable cost of insurance rate will be multiplied by the increase in the face amount reduced by any Policy value (minus rider charges) in excess of the initial face amount on the Monthly Calculation Date.

                    If the Minimum Face Amount is in effect under either Option, monthly cost of insurance charge will also be calculated for that portion of the Minimum Face Amount which exceeds the current Selected Face Amount. This charge will be calculated by multiplying the cost of insurance rate applicable to the Selected Face Amount times the Minimum Face Amount (Policy value times the applicable percentage) less the greater of the Selected Face Amount or the Policy value if the Policyowner selected Death Benefit Option A, or less the Selected Face Amount plus the Policy value if the Policyowner selected Death Benefit Option B. When the Minimum Face Amount is in effect, the cost of insurance charge for the Selected Face Amount and for any increases will be calculated as set forth in the preceding two paragraphs.

                    The monthly cost of insurance charge will also be adjusted for any decreases in face amount.

                    Cost of insurance charges for the Policies will not be the same for all Policyowners. The charges vary are based on the insured's age, group rating, and underwriting classification. The cost of insurance rates are determined at the beginning of each Policy year for the initial Selected Face Amount and for each increase in the face amount. The cost of insurance rates generally increase as the Insured's age increases. The actual monthly cost of insurance rates will be based on the Company's expectations as to future mortality, investment, expense and persistency experience. They will not, however, be greater than the guaranteed cost of insurance rates set forth in the Policy. These guaranteed rates are 125% of the 1980 Commissioners Standard Ordinary Mortality Tables. Any change in the cost of insurance rates will apply to all persons of the same insuring age and class whose Policies have been in force for the same length of time.

                    The premium class of an Insured affects the cost of insurance rate. Each Policyowner is a member of a certain group whose sponsor has entered into a group insurance contract with the Company. Each group maintains a different classification for purposes of determining the cost of insurance rate. If the Company places a group into a standard premium class, the cost of insurance for all members of this group will be higher than that of a member of another group who has been placed into a premium class with a lower mortality risk, and lower than that of a member of yet another group who has been placed into a premium class with a higher mortality risk.

                    The monthly administrative fee is currently $5.25 per month and is guaranteed not to exceed $9 per month for the life of the Policy.

                    TRANSFER CHARGES - The first six transfers in a Policy year
                    ----------------
                    will be free of charge. Thereafter, the Company reserves the right to charge a fee not to exceed $10 per transfer if there are more than six transfers in a Policy Year to compensate it for the cost of processing transfers.

                    CHARGES ON PARTIAL WITHDRAWAL - Partial withdrawals in a
                    -----------------------------
                    minimum amount of $500 may be made from the Policy value. A transaction charge which is the smaller of 2% of the amount withdrawn or $25.00 will be assessed in all cases.

                    CHARGES AGAINST THE VARIABLE ACCOUNT - A daily charge
                    ------------------------------------
                    equivalent to an annual rate of 0.75% (guaranteed not to exceed 1.00%) of the average daily net asset value of each Division of the GVUL Segment of the Variable Account is imposed to compensate the Company for its assumption of certain mortality and expense risks associated with the GVUL Segment of the Variable Account.

                    No charges are currently made against the Divisions, the GVUL Segment, or the Variable Account for federal or state income taxes. Should the Company determine that taxes will be imposed, the Company may make deductions from the Variable Account to pay such taxes. The imposition of such taxes would result in a reduction of the Policy value in the Divisions.

               (2)  Underlying Securities
                    ---------------------

                    The Panorama Fund
                    -----------------

                    The Directors of the Panorama Fund have entered into a Management Agreement with OppenheimerFunds, Inc. ("OFI"), an indirect subsidiary of the Company, to handle the day-to-day affairs of the Fund.

                    The Management Agreement with the Panorama Fund allows the Manager to enter into agreements ("Sub-Adviser Agreements") with other investment advisers ("Sub-Advisers") under which the Sub-Adviser may manage the investments of one or more of the underlying Portfolios of the Panorama Fund. OFI has entered into investment sub-advisery agreements with three sub-advisers to assist in the selection of portfolio investments for the Panorama Fund's International Equity Portfolio, LifeSpan Diversified Income Portfolio, LifeSpan Balanced Portfolio, and LifeSpan Capital Appreciation Portfolio. Babson-Stewart Ivory International ("Babson-Stewart") located in Cambridge Massachusetts is the sub-adviser to the International Equity Portfolio and the international stock components of the LifeSpan Balanced Portfolio and the LifeSpan Capital Appreciation Portfolio. Babson-Stewart is a partnership formed in 1987 between David L. Babson & Company, Inc., an indirect wholly owned subsidiary of MassMutual, and Stewart Ivory & Company, Ltd., located in Edinburgh, Scotland. BEA Associates located in New York, New York is the sub-adviser to the high yield bond component of the LifeSpan Diversified Income Portfolio, the LifeSpan Balanced Portfolio, and the LifeSpan Capital Appreciation Portfolio. Pilgrim, Baxter & Associates ("Pilgrim Baxter") is the sub-adviser to the small cap component of the LifeSpan Balanced Portfolio and the LifeSpan Capital Appreciation Portfolio.

                   For providing its services under the Management Agreement, OFI will receive a monthly fee, computed daily at an annual rate based on the average daily net asset value of each Portfolio as follows:

                    Portfolio                        Net Asset Value         Rate
                    ---------                        ---------------         -----
                    Total Return                     First $600 Million      0.625%
                                                     More than $600 Million
                                                                             0.450%

                    Growth                           First $300 Million      0.625%
                                                     Next $100 Million       0.500%
                                                     More than $400 Million
                                                                             0.450%

                    International Equity             First $250 Million      1.00%
                                                     More than $250 Million
                                                                             0.90%

                    LifeSpan Capital Appreciation    First $250 Million      0.85%
                                                     More than $250 Million
                                                                             0.75%

                    LifeSpan Balanced                First $250 Million      0.85%
                                                     More than $250 Million
                                                                             0.75%

                    LifeSpan Diversified             First $250 Million      0.75%

                    Income                           More than $250 Million   0.65%

                    For providing its services under the Sub-Advisery Agreement with OFI, Babson-Stewart will receive a monthly fee, computed daily at an annual rate based on the collective average daily net asset value of the following Portfolios:

                    Portfolio               Net Asset Value allocated to Babson-Stewart   Rate
                    ---------               -------------------------------------------   ----
                    International Equity    First $10 Million                             0.75%
                    LifeSpan Capital        Next $15 Million                              0.625%
                    Appreciation, and       Next $25 Million                              0.50%
                    LifeSpan Balanced       More than $50 Million                         0.375%

                    For providing its services under the Sub-Advisery Agreement with OFI, BEA will receive a monthly fee, computed daily at an annual rate based on the collective average daily net asset value of the following Portfolios:

                    Portfolio                Net Asset Value allocated to BEA  Rate
                    ---------                --------------------------------  ----
                    LifeSpan Diversified     First $25 Million                 0.45%
                    Income, LifeSpan         Next $25 Million                  0.40%
                    Capital Appreciation,    Next $50 Million                  0.35%
                    and LifeSpan Balanced    More than $100 Million            0.25%

                    For providing its services under the Sub-Advisery Agreement with OFI, Pilgrim Baxter will receive a monthly fee, computed daily at an annual rate based on the collective average daily net asset value of the following Portfolios:

                    Portfolio                Net Asset Value allocated to Pilgrim Baxter  Rate
                    ---------                -------------------------------------------  ----
                    LifeSpan Diversified     All Assets                                   0.60%
                    Income, LifeSpan
                    Capital Appreciation,
                    and LifeSpan Balanced

                    Oppenheimer Fund
                    ----------------

                    The Trustees of the Oppenheimer Funds have entered into a Management Agreement with OppenheimerFunds, Inc. ("OFI"), an indirect subsidiary of the Company, to handle the day-to-day affairs of the Oppenheimer Funds.

                    For providing its services under the Management Agreement, OFI receives a monthly fee, computed daily at an annual rate based on the average daily net asset value of each of the Oppenheimer Funds as follows:

                    Fund                    Net Asset Value         Rate
                    ----                    ---------------         ------
                    Money                   First $500 Million      0.450%
                                            Next $500 Million       0.425%
                                            Next $500 Million       0.400%
                                            More than $1.5 Billion  0.375%

                    Capital Appreciation    First $200 Million      0.75%
                                            Next $200 Million       0.72%
                                            Next $200 Million       0.69%
                                            Next $200 Million       0.66%
                                            More than $800 Million  0.60%

                    Growth                  First $200 Million      0.75%
                                            Next $200 Million       0.72%
                                            Next $200 Million       0.69%
                                            Next $200 Million       0.66%
                                            More than $800 Million  0.60%

                    Growth and Income       First $200 Million      0.75%
                                            Next $200 Million       0.72%
                                            Next $200 Million       0.69%
                                            Next $200 Million       0.66%
                                            More than $800 Million  0.60%

                    Multiple Strategies     First $200 Million      0.75%
                                            Next $200 Million       0.72%
                                            Next $200 Million       0.69%
                                            Next $200 Million       0.66%
                                            More than $800 Million  0.60%

                    Global Securities       First $200 Million      0.75%
                                            Next $200 Million       0.72%
                                            Next $200 Million       0.69%
                                            Next $200 Million       0.66%

                                            More than $800 Million   0.60%


                    High Income Fund        First $200 Million       0.75%
                                            Next $200 Million        0.72%
                                            Next $200 Million        0.69%
                                            Next $200 Million        0.66%
                                            Next $200 Million        0.60%
                                            More than $1 Billion     0.50%

                    Bond Fund               First $200 Million       0.75%
                                            Next $200 Million        0.72%
                                            Next $200 Million        0.69%
                                            Next $200 Million        0.66%
                                            Next $200 Million        0.60%
                                            More than $1 Billion     0.50%

                    Strategic Bond Fund     First $200 Million       0.75%
                                            Next $200 Million        0.72%
                                            Next $200 Million        0.69%
                                            Next $200 Million        0.66%
                                            Next $200 Million        0.60%
                                            More than $1 Billion     0.50%

                    MML FUND
                    --------

                    The Trustees of the MML Fund have entered into a Management Agreement with MassMutual to handle the day-to-day affairs of the Fund.

                    The Management Agreement with the MML Fund allows the Manager to enter into agreements ("Sub-Adviser Agreements") with other investment advisers ("Sub-Advisers") under which the Sub-Adviser may manage the investments of one or more of the underlying Funds of the MML Fund. MassMutual has entered into an investment sub-advisery agreement with Mellon Equity Associates, an indirect wholly-owned subsidiary of Mellon Bank Corporation, to manage the investment and reinvestment of the assets of the MML Equity Index Fund. Mellon Equity Associates is located at 500 Grant Street, Pittsburgh, PA 15258.

                    For providing its services under the Management Agreement, MassMutual will receive a monthly fee, computed daily at an annual rate based on the average daily net asset value of the MML Equity Index Fund as follows:

                    Fund            Net Asset Value     Rate
                    ----            ---------------     ----
                    Equity Index    First $100 Million  0.40%
                                    Next $150 Million   0.38%
                                    Over $250 Million   0.36%

                    For providing its services under the Sub-Advisery Agreement with MassMutual, Mellon Equity will receive a monthly fee, computed daily at an annual rate based on the collective average daily net asset value of the MML Equity Index Fund:

                    Fund            Net Asset Value    Rate
                    ----            ---------------    -----
                    Equity Index    First $100 Million  0.09%
                                    Next $150 Million   0.07%
                                    Over $250 Million   0.05%

               (3)  Distributions
                    -------------

                    In general. no distributions will be made to Policyowners except voluntary surrenders or partial withdrawals, and upon payment of death proceeds. Partial withdrawals will be subject to the partial withdrawal charges described in 13(a)(1), above.

               (4)  Cumulated or Reinvested Distributions or Income
                    -----------------------------------------------

                    Distributions from the Underlying Funds are reinvested by the Divisions of the GVUL Segment of the Variable Account in additional shares of the respective Underlying Fund, without charge, at net asset value.

               (5)  Redeemed or Liquidated Assets of the Trust's Securities
                    -------------------------------------------------------

                    None.

          (b)  For each installment payment type of periodic payment plan
               ----------------------------------------------------------
               certificate of the trust, furnish information with respect to
               -------------------------------------------------------------
               sales load and other deductions from principal payments.
               -------------------------------------------------------

               A sales load deduction guaranteed not to exceed 5% is made and expressed as a percentage of premium paid. All Policies within a group will have the same sales load. The sales load percentage appears on the schedule page to the Policy.

               A deduction (ranging between 1.75% and 4%) is made from each premium payment under a Policy to compensate the Company for premium taxes paid to the states and local jurisdictions.

               A deduction (currently 0.25%) is made from each premium payment under a Policy to compensate the Company for federal taxes paid (Deferred Acquisition or "DAC" Tax charge).

               No other deductions are made from premiums prior to allocation to the Company's General Account or the Variable Account. All other charges and deductions are made from Policy value, net assets of the Variable Account, or upon partial withdrawals.

          (c)  State (1) the amount of sales load as a percentage of the net
               -------------------------------------------------------------
               amount invested, and (2) the amount of total deductions as a
               ------------------------------------------------------------
               percentage of the net amount invested for each type of security
               ---------------------------------------------------------------
               issued by the trust.
               -------------------

               A sales load deduction ranges between 0% and 5% of each premium received. A state premium tax deduction ranges between 1.75% and 4%. The federal DAC tax deduction is 0.25%. Therefore, assuming a sales load deduction of 0%, the minimum state premium tax, and the current DAC tax, the total deduction from premiums is 2%. Assuming the maximum sales load deduction from premiums, the maximum state premium tax, and the current DAC tax, the total deduction from premiums would be 9.25%. A partial withdrawal charge will also be deducted on partial withdrawals.

          (d)  Explain fully the reasons for any difference in the price at
               ------------------------------------------------------------
               which securities are offered for any class of transactions to any
               -----------------------------------------------------------------
               class or group of officers, including officers, directors or
               ------------------------------------------------------------
               employees of the depositor, trustee custodian or principal
               ----------------------------------------------------------
               underwriter.
               -----------

               Not applicable. The securities are not offered at a price differential because of a potential insured's identity as a member of the general public, officer, director, or employee of the depositor, custodian or principal underwriter.

          (e)  Furnish a brief description of any loads, fees, expenses or
               -----------------------------------------------------------
               charges not covered in Item 13(a) which may be paid by security
               ---------------------------------------------------------------
               holders in connection with the trust or its securities.
               ------------------------------------------------------

               None.

          (f)  State whether the depositor, principal underwriter, custodian or
               ----------------------------------------------------------------
               trustee, or any affiliated person of the foregoing, may receive
               ---------------------------------------------------------------
               profits or other benefits not included in answer to Item 13(a) or
               -----------------------------------------------------------------
               13(d) through the sale or purchase of the trust's securities or
               ---------------------------------------------------------------
               interests in such securities, or underlying securities or
               ---------------------------------------------------------
               interests in underlying securities, and describe fully the nature
               -----------------------------------------------------------------
               and extent of such profits or benefits.
               --------------------------------------

               Neither the Company, MML Distributors, LLC, or MML Investors Services, Inc. nor any affiliated person of the foregoing will receive any profit or any other benefit from premium payments under the Policy or the investments held in the Variable Account not included in the answer to Item 13(a) or (d) through the sale or purchase of the Policy or shares of the Underlying Funds. However, MML Distributors, LLC and MML Investors Services, Inc. will receive a sales commission related to the distribution of the Policies, as described in Item 38. In addition, the investment advisers of the respective Underlying Funds will receive an advisery fee, as described in Item 13(a)(2).

          (g)  State the percentage that the aggregate annual charges and
               ----------------------------------------------------------
               deductions for maintenance and other expenses of the trust bear
               ---------------------------------------------------------------
               to the dividend and interest income from the trust property
               -----------------------------------------------------------
               during the period covered by the financial statements filed
               -----------------------------------------------------------
               herewith.
               --------

               Not applicable. The GVUL Segment of the Variable Account had no assets as of the date of this filing.

          (h)  Other
               -----

               To the extent the sales load provides insufficient resources for the Company to pay for distribution of the Policies, the Company will recoup commission and other sales expense through the investment earnings in excess of the interest credited on amounts allocated to the General Account, and from favorable mortality, investment, expense, and persistency experience, if any.

     Information Concerning the Operations of the Trust
     --------------------------------------------------

     14.  Describe the procedure with respect to the applications (if any) and
          --------------------------------------------------------------------
          the issuance and authentication of the trust's securities, and state
          --------------------------------------------------------------------
          the substance of the provisions of any indenture or agreement
          -------------------------------------------------------------
          pertaining thereto.
          ------------------

          The variable rider is only available to Certificate owners. The Certificates are only offered to individuals who are members of a group acceptable to the Company where the group sponsor such as an employer, association, sponsoring organization or trust executes a participation agreement electing participation in a group flexible premium adjustable life insurance contract issued by the Company. Individuals who are members of such groups who wish to purchase a Certificate must submit a completed enrollment form to an authorized registered agent or to the Company's Principal Administrative Office. The Certificates are issued on a guaranteed issue, simplified issue, and regular underwriting basis. The Company reserves the right to reject an application for any reason. A Certificate owner may elect the variable rider at any time by sending the Company a completed supplement to the application . There is no underwriting related to the variable rider.

          Within limits, Policyowners may choose the amount of the initial premium desired under the variable rider (minimum $500) and the face amount of the Certificate (minimum $50,000). However, the Certificates are generally term funded by the Policyowner's employer. Therefore, the employer will generally choose the initial face amount of the Certificate which is usually expressed as a percentage of the Certificate owner's salary.

          A Certificate becomes effective on the date of issue only after all outstanding delivery requirements are satisfied and the Company has received sufficient premium. The variable rider becomes effective upon the Company's receipt of the initial minimum premium of $500 and a completed supplement to the application in good order. The Certificate date of issue is the date used to determine all future periodic transactions under the Certificate, e.g., Modal Terms, Certificate months and Certificate years. All individuals within the same group are aggregated for purposes of determining Modal Terms, Certificate months and Certificate years. Within limits, the Company may establish an earlier date of issue. The election of the variable rider does not change the date used to determine all future periodic transactions under the Certificate, as modified by the rider.

          Once the supplement to the application is approved, the variable rider is issued by the Company. The Policies are Certificates to which variable account riders have been added. Therefore, if the Company refuses to issue the variable rider for whatever reason, the Certificate owner will not be allowed to allocate Certificate values to the Variable Account.

     15.  Describe the procedure with respect to the receipt of payments from
          -------------------------------------------------------------------
          purchasers of the trust's securities and the handling of the proceeds
          ---------------------------------------------------------------------
          thereof, and state the substance of the provisions of any indenture or
          ----------------------------------------------------------------------
          agreement pertaining thereto.
          ----------------------------

          PREMIUM PAYMENTS - The minimum initial premium for the variable rider
          ----------------
          must be paid along with the Certificate owner's completion of an enrollment form or application. The minimum initial Policy premium payable by the individual is $500 which must be paid in a lump sum. The Employer pays the Modal Term Premium.. Subject to the minimum and maximum premium limitations described below, the individual and the Employer may make unscheduled premium payments at any time and in any amount. Premium Payments are payable only to the Company, and may be mailed to the Company's Principal Administrative Office or paid through an authorized agent of the Company.

          While the Policy is in force, premiums may be paid at any time before the death of the Insured subject to certain restrictions. There are no maximum premium payments under the Policy. However, the Company has the right to refund a premium paid in any year if it will increase the net amount at risk under a Policy. Premium payments must be sufficient to provide a positive surrender value at the end of each Policy month, or the Policy may lapse.

          A Policy's Account Value can never exceed its current maximum under the "cash value accumulation test" determined by the Internal Revenue Code. Thus, the Company may limit the premiums received in any Policy year if receipt of such premium would require the Company to increase its net amount at risk under of the Policy in order to prevent the Policy's cash surrender value from exceeding the "applicable percentage" of death benefit required by the Internal Revenue Code. The cash value accumulation test amounts will change whenever there is any change in the face amount, the addition or deletion of a rider, or a change in the Death Benefit Option. These premium limitations do not apply to the extent necessary to prevent lapse of the Policy during a Policy year.

          If at any time a premium is paid that would result in Policy's Account Value exceeding the current maximum "cash value accumulation test," the Company will accept all or a portion of the premium or refund the entire premium to the Policyowner at the Company's discretion. If the Company decides to refund all or a portion of the premium, no further premiums will be accepted until allowed by the cash value accumulation rules prescribed by the Internal Revenue Code.

          The Policies are variable account riders to Certificates previously issued. If the Policies are issued prior to the expiration of the Certificate's free look period, then initial premium will be held in the Company's General Account until the expiration of the Certificate's free look period. Thereafter, the Policy Value in excess of the Modal Term Premium is allocated according to the Policyowner's instructions.

     16.  Describe the procedure with respect to the acquisition of underlying
          --------------------------------------------------------------------
          securities and the disposition thereof, and state the substance of the
          ----------------------------------------------------------------------
          provisions of any indenture or agreement pertaining thereto.
          -----------------------------------------------------------

          Each Division of the GVUL Segment of the Variable Account invests its assets in shares of an Underlying Fund. Purchases and redemptions of such shares are made at net asset value, with no deduction for sales load.

          Amounts of net premium payments allocated to a Division, transfers to that Division, and reserve adjustment transfers, if any, will be netted as of each valuation date against amounts withdrawn from the Division in connection with Policy surrenders, partial withdrawals, transfers, and death benefits, as well as the asset charge and amounts paid to the Company in lieu of taxes, if any. A net purchase or sale of Underlying Fund shares will be made for a Division at net asset value. All income, dividends and realized gain distributions of a Underlying Fund will be reinvested in shares of the respective Underlying Fund at net asset value. Valuation dates currently occur on each day on which the New York Stock Exchange is open for trading, and on such other days where there is a sufficient degree of trading in a Underlying Fund's securities such that the current net asset value of the Divisions may be materially affected.

     17.  (a)  Describe the procedure with respect to withdrawal or redemption
               ---------------------------------------------------------------
               by security.
               ------------

               SURRENDER - A Policyowner may at any time surrender the Policy
               ---------
               and receive its surrender value (i.e., Policy value, less Policy
               Debt) upon written request signed by the Policyowner and return of the Policy to the Company's Principal Administrative Office. The surrender value will be based on the Policy value as of the valuation date on which the request and Policy are received at the Company's Principal Administrative Office.

               The surrender value is normally payable within seven days following the Company's receipt of the surrender request. The Company reserves the right to defer surrenders, partial withdrawals, granting of loan proceeds funded by the Variable Account, or Death Benefits during any period when It is not reasonably practicable to determine the amount because the New York Stock Exchange (or its successor) is closed, except for normal weekend or holiday closings, or trading is restricted; or the Securities and Exchange Commission (or its successor) determines that an emergency exists; or the Securities and Exchange Commission (or its successor) permits the Company to delay payment for the protection of its policy owners; or the Company is permitted by state law to delay such payment.

               The right is reserved by the Company to defer surrenders, loan proceeds based upon amounts allocated to the General Account, and partial withdrawal of amounts allocated to the Company's General Account for a period not to exceed six months.

               PARTIAL WITHDRAWAL - At any time after the first six months of a
               ------------------
               Policy's issue date, a Policyowner may redeem a portion of the Policy value of his or her Policy, subject to the limits stated below, upon written request signed by the Policyowner and filed at the Company's Principal Administrative Office. The written request must indicate the dollar amount the Policyowner wishes to receive and the Division(s) from which such amount is to be redeemed. The Policyowner may allocate the amount withdrawn among the Divisions and the General Account.

               A partial withdrawal from a Division will result in cancellation of a number of Accumulation Units equivalent in value to the amount withdrawn, computed as of the valuation date that the request is received at the Company's Principal Administrative Office. The amount withdrawn equals the amount requested by the Policyowner plus any applicable charges. The Company will normally pay the amount of the partial withdrawal within seven days, but may delay payment under certain circumstances described above under "Surrender." Each partial withdrawal must be in a minimum amount of $500. See Item 13(a), "Partial Withdrawals." The maximum amount of a partial withdrawal is the Policy's cash surrender value minus an amount equal to one plus the number of Monthly Calculation Dates remaining in the Policy's Modal Term
               multiplied by its most recent Monthly Deduction.   The amount of
               the Withdrawal is deducted from the Policy's Account Value at the end of the Valuation Period applicable to the Monthly Calculation Date on which the Withdrawal is made. The Policyowner must specify the GPA or the Division(s) from which the Withdrawal is to be made. The withdrawal amount attributable to a Division or the GPA may not exceed the non-loaned Account Value of that Division or GPA. A Withdrawal from the GPA may not exceed an amount equal to one plus the number of Monthly Calculation Dates remaining in the Policy's Modal Term multiplied by its most recent Monthly Deduction.

          (b)  Furnish the names of any persons who may redeem or repurchase, or
               -----------------------------------------------------------------
               are required to redeem or repurchase, the trust's securities or
               ---------------------------------------------------------------
               underlying securities from security holders, and the substance of
               -----------------------------------------------------------------
               the provisions of any indenture or agreement pertaining thereto.
               ---------------------------------------------------------------

               The Company is required to process all surrender and partial withdrawal requests as described in Item 17(a). The Underlying Funds will redeem their shares upon the Company's request in accordance with the Investment Company Act of 1940. Redeemed shares may later be reissued.

          (c)  Indicate whether repurchased or redeemed securities will be
               -----------------------------------------------------------
               canceled or may be resold.
               -------------------------

               If a Policy is surrendered, the Policy will be canceled and may not be reissued.

               If a Policy terminates due to lapse, the Policy may be reinstated as provided below.

               The failure to make premium payments will not cause the Policy to lapse unless: (a) the surrender value is insufficient to cover the next Monthly Deduction plus loan interest accrued; or (b) if Policy Debt exceeds the Policy value. If one of these situations occurs, the Policy will be in default. The Policyowner will then have a grace period of the later of 61 days, measured from the date of default, to make sufficient payments to prevent termination or the Notice Date. The Notice Date is the date the Company sends a notice of default to the Policyowner and to any assignee on record. The notice will state the amount of premium due and the date on which it is due. Failure to make a sufficient payment within the grace period will result in termination of the Policy without any Policy value. If the Insured dies during the grace period, the Death Proceeds will still be payable, but any Monthly Deductions due and unpaid through the Policy month in which the Insured dies and any other overdue charge will be deducted from the Death Proceeds.

               REINSTATEMENT - For a period of five (5) years after termination,
               -------------
               a Policyowner can request the Company reinstate the Policy during the Insured's lifetime. The Company will not reinstate the Policy if it has been returned for its Cash Surrender Value. Before the Company will reinstate a Policy, it must receive the following:

               A premium payment equal to the amount necessary to produce an Account Value equal to 3 times the total monthly deduction for the Policy on the Monthly Calculation Date on or next following the date of reinstatement;

                    Evidence of insurability satisfactory to the Company; and

                    Where necessary, a signed acknowledgment that the Policy has become a modified endowment contract.

                    If the Company reinstates a Policy, the Selected Face Amounts for the reinstated Policy will be the same as it would have been if the Policy had not terminated.

     18.  (a)  Describe the procedure with respect to the receipt, custody and
               ---------------------------------------------------------------
               disposition of the income and other distributable funds of the
               --------------------------------------------------------------
               trust and state the substance of the provisions of any indenture
               ----------------------------------------------------------------
               or agreement pertaining thereto.
               -------------------------------

               Distributions with respect to the shares of a Underlying Fund held by a Division are reinvested in shares of that Underlying Fund at net asset value. Such shares are added to the assets of the respective Division.

          (b)  Describe the procedure, if any, with respect to the reinvestment
               ----------------------------------------------------------------
               of distributions to security holders and state the substance of
               ---------------------------------------------------------------
               the provisions of any indenture or agreement pertaining thereto.
               ---------------------------------------------------------------

               No distributions are made to Policyowners other than in connection with a death benefit or with a Policyowner-initiated loan, partial withdrawal or surrender of the Policy. See Items 13(a) and 21.

          (c)  If any reserves or special funds are created out of income or
               -------------------------------------------------------------
               principal, state with respect to each such reserve or fund the
               --------------------------------------------------------------
               purpose and ultimate disposition thereof, and describe the manner
               -----------------------------------------------------------------
               of handling same.
               ----------------

               Net premiums placed in the Variable Account constitute certain reserves for benefits under the Policy.

          (d)  Submit a schedule showing the periodic and special distributions
               ----------------------------------------------------------------
               which have been made to security holders during the three years
               ---------------------------------------------------------------
               covered by the financial statements filed herewith.  State for
               --------------------------------------------------------------
               each such distribution the aggregate amount and amount per share.
               -----------------------------------------------------------------
               If distributions from sources other than current income have been
               -----------------------------------------------------------------
               made, identify each such other source and indicate whether such
               ---------------------------------------------------------------
               distribution represents the return of principal payments to
               -----------------------------------------------------------
               security holders.  If payments other than cash were made,
               ---------------------------------------------------------
               describe the nature thereof, the account charged and the basis of
               -----------------------------------------------------------------
               determining the amount of such charge.
               --------------------------------------

               Not Applicable. The GVUL Segment of the Variable Account has not commenced operations.

     19.  Describe the procedure with respect to the keeping of records and
          -----------------------------------------------------------------
          accounts of the Trust, the making of reports and the furnishing of
          ------------------------------------------------------------------
          information to security holders, and the substance of the provisions
          --------------------------------------------------------------------
          of any indenture or agreement pertaining thereto.
          ------------------------------------------------

          The Company will maintain the records and books of the Variable Account. The Company will also maintain records for each Policy, including the number and value of accumulation units of each Division credited to each Policy and the value of accumulations in the General Account.

          Issuance and transfer of Underlying Fund shares will be by book entry only. Stock certificates will not be issued to the Company or the Variable Account. Shares ordered from the Underlying Funds will be recorded in an appropriate title for the Variable Account, GVUL Segment, or appropriate Division.

          Policyowners will be sent promptly statements of significant transactions such as premium payments, changes in selected face amount, change in Death Benefit Option, transfers among the Divisions and the General Account, partial withdrawals, increases in loan amount by the Policyowner, loan repayments, lapse, termination for any reason, and reinstatement. An annual statement will also be sent to the Policyowner within 30 days after a Policy year. The annual statement will summarize all of the above transactions and deductions of charges during the Policy year. It will also set forth the status of the death benefit, Policy value, surrender value, amounts in the Division and General Account, and any Policy loan(s).

          In addition, the Policyowner will be sent semi-annual reports containing financial statements and other information for the Panorama Fund, the Oppenheimer Fund, and the MML Fund as required by the 1940 Act.

     20.  State the substance of the provisions of any indenture or agreement
          -------------------------------------------------------------------
          concerning the trust with respect to the following:
          ---------------------------------------------------

          (a)  Amendments to such indenture or agreement.
               -----------------------------------------

               Not Applicable.

          (b)  The extension or termination of such indenture or agreement.
               -----------------------------------------------------------

               Not Applicable.

          (c)  The removal or resignation of the trustee or custodian, or the
               --------------------------------------------------------------
               failure of the trustee or custodian to perform its duties,
               ----------------------------------------------------------
               obligations and functions.
               -------------------------

               The Company will act as custodian of assets of the Variable Account. The Company may appoint another custodian. In such event, the custodial agreement will provide that the assets owned by the Variable Account shall be delivered directly by the Company to a successor custodian.

          (d)  The appointment of a successor trustee and the procedure if a
               -------------------------------------------------------------
               successor trustee is not appointed.
               ----------------------------------

               Not Applicable.

          (e)  The removal or resignation of the depositor, or the failure of
               --------------------------------------------------------------
               the depositor to perform its duties, obligations and functions.
               --------------------------------------------------------------

               There is no such provision in an indenture or agreement. Under Missouri and Connecticut law, the Company may not abrogate its obligation under the Policies.

          (f)  The appointment of a successor depositor and the procedure if a
               ---------------------------------------------------------------
               successor depositor is not appointed.
               ------------------------------------

               There is no such provision in any indenture or agreement.

     21.  (a)  State the substance of the provisions of any indenture or
               ---------------------------------------------------------
               agreement with respect to loans to security holders.
               ---------------------------------------------------

               Loans may be obtained by request to the Company on the sole security of the Policy. The maximum amount which may be borrowed is equal to; 1) 90% of the Policyowner's Account Value at the time of the loan; less 2) any outstanding Policy Debt before the new loan; less 3) interest on the loan being made and on other outstanding loan(s) to the Policyowner's next Policy Anniversary Date; less 4) an amount equal to one plus the number of Monthly Calculation Dates remaining in the Policy's Modal Term multiplied by its most recent Monthly Deduction.

               A Policy loan is allocated by the Company among the accounts in the same proportion that the Policy value in the General Account, less Policy Debt, and the Policy value in each Division bear to the total Policy value, less Policy Debt, on the date the Company receives the loan request. Policy value in each Division equal to the Policy loan allocated to such Division will be transferred to the General Account, and the number of Accumulation Units equal to Policy value so transferred will be canceled. Amounts transferred to or held in the General Account to secure Policy Debt will earn interest at a fixed or adjustable loan rate as elected by the Employer. All Policies issued to the same group will have the same fixed or adjustable loan rate. The fixed rate is equal to 6% per year, the variable rate is based upon the monthly average of the composite yield on seasoned corporate bonds as published by Moody's Investors Service or, if it is no longer published, a substantially equal average. The variable rate will never be less than 5% and it will never vary less than 0.5% per year regardless of changes in the monthly average.

               After due and unpaid interest is added to loan amount, if the new loan amount exceeds the Policy value in the General Account, the Company will transfer Policy value equal to that excess Policy Debt from each Division to the General Account as security for the excess Policy Debt. The Company will allocate the amount transferred among the Divisions in the same proportion that the Policy value in each Division bears to the total Policy value in all Divisions.

               LOAN INTEREST CHARGED - Interest accrues daily and is payable in
               ---------------------
               arrears at an annual rate which is the greater of 3% plus the Policy loan rate less a charge declared by the Company (currently 0.75% guaranteed not to exceed 1.25%). Interest is payable at the end of each Policy year or on a pro rata basis for such shorter period as the loan may exist. Interest not paid when due will be added to the loan principal and bear interest at the same rate of interest.

               REPAYMENT OF POLICY DEBT - Loans may be repaid at any time prior
               ------------------------
               to the lapse of the Policy. Repayment results in the transfer of values equal to the repayment from the loaned portion of the General Account to the non-loaned portion of the General Account and the applicable Division(s). The transfer is made in proportion to the non-loaned value in each Division at the time of repayment.

               FORECLOSURE - Policy Debt (which includes accrued interest) must
               -----------
               not equal or exceed the Account Value under the Policy. If this limit is reached, the Company may terminate the Policy. Prior to termination for this reason, the Company will notify the Employer (or Policyowner if no longer associated with the Employer) in writing. The notice states the amount necessary to bring the Policy Debt back within the limit. If the Company does not receive a payment within 31 days after the date it mailed the notice, the Policy will terminate without value at the end of those 31 days.

          (b)  Furnish a brief description of any procedure or arrangement by
               --------------------------------------------------------------
               which loans are made available to security holders by the
               ---------------------------------------------------------
               depositor, principal underwriter, trustee or custodian, or any
               --------------------------------------------------------------
               affiliated person of the foregoing.
               ----------------------------------

               See Items 10(i) and 21(a), above. No other loans are made, except under the terms of life insurance policies which may be issued by the depositor or affiliated insurance companies.

          (c)  If such loans are made, furnish the aggregate amount of loans
               -------------------------------------------------------------
               outstanding at the end of the last fiscal year, the amount of
               -------------------------------------------------------------
               interest collected during the last fiscal year allocated to the
               ---------------------------------------------------------------
               depositor, principal underwriter, trustee or custodian or
               ---------------------------------------------------------
               affiliated person of the foregoing, aggregate amount  of loans in
               -----------------------------------------------------------------
               default at the end of the last fiscal year covered by financial
               ---------------------------------------------------------------
               statements filed herewith.
               -------------------------

               Not applicable.

     22.  State the substance of the provisions of any indenture or agreement
          -------------------------------------------------------------------
          with respect to limitations on the liabilities of the depositor,
          ----------------------------------------------------------------
          trustee or custodian, or any other party to such indenture or
          -------------------------------------------------------------
          agreement.
          ---------

          The Policies may be assigned and the Company will effectuate the assignment provided; a) the Company consents to the assignment; b) the assignment is in writing; and c) the assignment is filed at the Company's Principal Administrative Office. The Company assumes no liability for the validity of any assignment.

     23.  Describe any bonding arrangement for officers, directors, partners or
          ---------------------------------------------------------------------
          employees of the depositor or principal underwriter of the trust,
          -----------------------------------------------------------------
          including the amount of coverage and the type of bond.
          -----------------------------------------------------

          The Company maintains three Blanket Fidelity Life Insurance Company Bonds. The first layer of coverage is from Underwriters at Lloyd's, which provides coverage of up to $15,000,000 with a $350,000 deductible. The next layer of coverage is from National Union which provides coverage of up to $15,000,000 of liability in excess of $10,000,000. The next layer of coverage is provided by CNA which provides coverage of up to $25,000,000 in excess of $25,000,000 of liability. All three policies cover officers, directors, partners and employees of the Company.

     24.  State the substance of any other material provisions of any indenture
          ---------------------------------------------------------------------
          or agreement concerning the trust or its securities and a description
          ---------------------------------------------------------------------
          of any other material functions or duties of the depositor, trustee or
          ----------------------------------------------------------------------
          custodian not stated in Item 10 or Items 14 to 23 inclusive.
          -----------------------------------------------------------

          PARTICIPATION AGREEMENT - The Company and the Variable Account have
          -------------------------
          entered into Participation Agreements with the Panorama Fund and Oppenheimer Fund which define the terms under which the Variable Account invests in the Underlying Funds.

          POLICYOWNER - The Policyowner is the Insured unless another
          -----------
          Policyowner has been named in the enrollment form for the Policy. The Policyowner is generally entitled to exercise all rights under a Policy while the Insured is alive, subject to the consent of any irrevocable beneficiary (the consent of a revocable beneficiary is not required). The consent of the Insured is required whenever the face amount of insurance is increased.

          BENEFICIARY - The beneficiary is the person or persons to whom the
          -----------
          insurance proceeds are payable upon the Insured's death. Unless otherwise stated in the Policy, the beneficiary has no rights in the Policy before the death of the Insured. While the Insured is alive, the Policyowner may change any beneficiary unless the Policyowner has declared a beneficiary to be irrevocable. If no beneficiary is alive when the Insured dies, the Policyowner (or the Policyowner's estate) will be the beneficiary. If more than one beneficiary is alive when the Insured dies, they will be paid in equal shares, unless the

          Policyowner has chosen otherwise. Where there is more than one beneficiary, the interest of a beneficiary who dies before Insured will pass to surviving beneficiaries proportionally.

          INCONTESTABILITY - The Company will not contest the validity of a
          -----------------
          Certificate, as amended by the Policy, after it has been in force during the Insured's lifetime for two years from the date of issue. The Company will not contest the validity of any increase in the face amount after such increase or rider has been in force during the Insured's lifetime for two years from its effective date.

          SUICIDE - The Death Proceeds will not be paid if the Insured commits
          -------
          suicide, while sane or insane, generally within two years from the date of issue. Instead, the Company will pay the beneficiary an amount equal to all premiums paid for the Certificate, as amended by the Policy, without interest, less any outstanding Policy Debt and less any partial withdrawals. If the Insured commits suicide, while sane or insane, generally within two years from the effective date of any increase in the amount insured, the Company's liability with respect to such increase will be limited to a refund of the cost thereof. The beneficiary will receive the administrative fees and insurance charges paid for such increase.

          AGE - If the Insured's age as stated in the application for a
          ---
          Certificate, as amended by the Policy, is not correct, benefits under a Policy will be adjusted to reflect the correct age. The adjusted benefit will be that which the most recent cost of insurance charge would have purchased for the correct age.

          ASSIGNMENT - The Policyowner may assign a Certificate, as amended by
          ----------
          the Policy, as collateral or make an absolute assignment of the Certificate subject to any outstanding Policy Debt. All rights under the Certificate will be transferred to the extent of the assignee's interest. The Company will not effectuate the assignment unless it receives a signed copy of it at the Company's Principal Administrative Office and the Company consents to the assignment. The Company is not responsible for the validity of any assignment.

III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR
     -----------------------------------------------------------

     Organization and Operations of Depositor
     ----------------------------------------

     25.  State the form of organization of the depositor of the trust, the name
          ----------------------------------------------------------------------
          of the state or other sovereign power under the laws of which the
          -----------------------------------------------------------------
          depositor was organized and the date of organization.
          -----------------------------------------------------

          The Company is a stock life insurance company incorporated under the laws of Missouri in 1894. The Company presently intends to re-domesticate to the state of Connecticut in June of 1997.

     26.  (a)  Furnish the following information with respect to all fees
               ----------------------------------------------------------
               received by the depositor of the trust in connection with the
               -------------------------------------------------------------
               exercise of any functions or duties concerning securities of the
               ----------------------------------------------------------------
               trust during the period covered by the financial statements filed
               -----------------------------------------------------------------
               herewith:
               ---------

               Not applicable.

          (b)  Furnish the following information with respect to any fee or any
               ----------------------------------------------------------------
               participation in fees received by the depositor from any
               --------------------------------------------------------
               underlying investment company or any affiliated person or
               ---------------------------------------------------------
               investment adviser of such company:
               -----------------------------------

               (1)  The nature of such fee or participation.
                    ---------------------------------------

                    The Company is owned by Massachusetts Mutual Life Insurance Company ("MassMutual"). MassMutual indirectly owns 80% of OFI, the investment adviser to the Panorama Funds and the Oppenheimer Funds. MassMutual is also an indirect owner of Babson-Stewart. Therefore, to the extent MassMutual utilizes consolidated financial statements which include the financial results of these advisers, MassMutual may indirectly recognize any profits these advisers may generate by virtue of their advisery relationship with the Panorama Funds and the Oppenheimer Funds. However, neither the Company nor MassMutual directly receives any fees or participation in fees received by the Panorama Fund or the Oppenheimer Fund.

                    MassMutual also acts as investment adviser to the MML Fund pursuant to a Management Agreement between MassMutual and the Fund. For providing its services under the Management Agreement, MassMutual will receive a monthly fee, computed daily at an annual rate based on the average daily net asset value of the MML Equity Index Fund as follows:

                    Fund             Net Asset Value    Rate
                    ----             ---------------    ----
                    Equity Index    First $100 Million  0.40%
                                    Next $150 Million   0.38%
                                    Over $250 Million   0.36%

                    The Management Agreement between MassMutual and the Fund allows MassMutual to retain an investment sub-adviser to the Fund. MassMutual has contracted with Mellon Equity to provide such sub-advisery services. For providing its services under the Sub-Advisery Agreement with the MassMutual, Mellon Equity will receive a monthly fee, computed daily at an annual rate based on the collective average daily net asset value of the MML Equity Index Fund:

                    Fund             Net Asset Value    Rate
                    ----             ---------------    ----
                    Equity Index    First $100 Million  0.09%
                                    Next $150 Million   0.07%
                                    Over $250 Million   0.05%

               (2)  The name of the person making payments.
                    --------------------------------------

                    The MML Equity Index Fund.

               (3)  The nature of the services rendered in consideration for
                    --------------------------------------------------------
                    such fee or participation.
                    --------------------------

                    Investment Management Services.

               (4)  The aggregate amount received during the last fiscal year
                    ---------------------------------------------------------
                    covered by the financial statements filed herewith.
                    ---------------------------------------------------

                    Not Applicable. The MML Equity Index Fund has not commenced operations as of the date of this registration statement.

     27.  Describe the general character of the business engaged in by the
          ----------------------------------------------------------------
          depositor including a statement as to any business other than that of
          ---------------------------------------------------------------------
          depositor of the trust.  If the depositor acts or has acted in any
          ------------------------------------------------------------------
          capacity with respect to any investment company or companies other
          ------------------------------------------------------------------
          than the trust, state the name or names of such company or companies,
          ---------------------------------------------------------------------
          their relationship, if any, to the trust, and the nature of the
          ---------------------------------------------------------------
          depositor's activities therewith.  If the depositor has ceased to act
          ---------------------------------------------------------------------
          in such named capacity, state the date of and circumstances
          -----------------------------------------------------------
          surrounding such cessation.
          ---------------------------

          The Company is licensed to write life insurance (including variable life), accident, and health insurance in the District of Columbia and all states, except New York.

          The Company offers variable annuity and variable life policies through other of its Variable Accounts, some of which are registered as unit investment trusts under the Investment Company Act of 1940. The Company also offers variable annuity and variable life policies through Variable Accounts which are afforded exemptions under the Investment Company Act of 1940 and the Securities Act of 1933 and are therefore not registered under either Act.

          The Company acts as the depositor for the following separate accounts which are registered as unit investment trusts with the Securities and Exchange Commission:

               MML Bay State Variable Life Separate Account I
               MML Bay State Variable Annuity Separate Account I

          In addition, the Company acts as the investment advisor to the following investment companies which are not registered with the Securities and Exchange Commission due to applicable exemptions afforded by the Securities Act of 1933 and the Investment Company Act of 1940:

               MML Bay State Variable Life Separate Account II MML Bay State Variable Life Separate Account III MML Bay State Variable Life Separate Account IV MML Bay State Variable Life Separate Account V

     Officials and Affiliated Persons of Depositor
     ---------------------------------------------

     28.  (a)  Furnish as at latest practicable date the following information
               ---------------------------------------------------------------
               with respect to the depositor of the trust, with respect to each
               ----------------------------------------------------------------
               officer, director, or partner of the
               ------------------------------------
               depositor, and with respect to each natural person directly or
               ----------------------------------------------------------------
               indirectly owing or holding with power to vote 5% or more of the
               ----------------------------------------------------------------
               outstanding voting securities of the depositor.
               -----------------------------------------------


                         (i)     name and principal business address.
                                 ------------------------------------
                         (ii)    nature of relationship or affiliation with
                                 ------------------------------------------
                                 depositor of the trust
                                 ----------------------
                         (iii)   ownership of all securities of the depositor;
                                 ---------------------------------------------
                         (iv)    ownership of all securities of the trust;
                                 -----------------------------------------
                         (v)     other companies of which each person named
                                 ------------------------------------------
                                 above is presently officer, director or
                                 ------------------------------------------
                                 partner.
                                 -------

                                 See 28(b) and 29, below.

          (b)  Furnish a brief statement of the business experience during the
               ---------------------------------------------------------------
               last five years of each officer, director or partner of the
               -----------------------------------------------------------
               depositor.
               ---------

               The information for each executive, officer, director or partner of MML Bay State Life Insurance Company is as follows:

--------------------------------------------------------------------------------
NAME AND POSITION                AGE AS OF      PRINCIPAL OCCUPATION(S ) DURING
                                 12/31/96               PAST FIVE YEARS
--------------------------------------------------------------------------------
Paul D. Adornato, Director          58          Director (since 1987) and
and Senior Vice                                 Senior Vice
President-Operations                            President-Operations, MML Bay
                                                State, since 1996; Senior Vice
                                                President, MassMutual, since
                                                1986
--------------------------------------------------------------------------------
Lawrence V. Burkett, Jr.,           51          Director, President and Chief
Director, President and                         Executive Officer, MML Bay
Chief Executive Officer                         State, since 1996; Executive
                                                Vice President and General
                                                Counsel, MassMutual, since
                                                1993; Senior Vice President and
                                                Deputy General Counsel,
                                                1992-1993
--------------------------------------------------------------------------------
John B. Davies, Director            47          Director, MML Bay State, since
                                                1996; Executive Vice President,
                                                MassMutual, since 1994;
                                                Associate Executive Vice
                                                President, 1994-1994; General
                                                Agent, 1982-1993
--------------------------------------------------------------------------------
Anne Melissa Dowling,               38          Director and Senior Vice
Director and Senior Vice                        President-Large Corporate
President-Large Corporate                       Marketing, MML Bay State, since
Marketing                                       1996; Senior Vice President,
                                                MassMutual, since 1996; Chief
                                                Investment Officer, Connecticut
                                                Mutual Life Insurance Company,
                                                1994-1996; Senior Vice
                                                President-International,
                                                Travelers Insurance Co.,
                                                1987-1993
--------------------------------------------------------------------------------
Daniel J. Fitzgerald,               48          Director, MML Bay State, since
Director                                        1994; Executive Vice President,
                                                Corporate Financial Operations,
                                                MassMutual, since 1994; Senior
                                                Vice President, 1991-1994
--------------------------------------------------------------------------------
Maureen R. Ford, Director           41          Director and Senior Vice
and Senior Vice                                 President-Annuity Marketing,
President-Annuity                               MML Bay State, since 1996;
Marketing                                       Senior Vice President,
                                                MassMutual, since 1996;
                                                Marketing Officer, Connecticut
                                                Mutual Life Insurance Company,
                                                1989-1996
--------------------------------------------------------------------------------
Isadore Jermyn, Director            46          Director (since 1990) and
and Senior Vice President                       Senior Vice President and
and Actuary                                     Actuary, MML Bay State, since
                                                1996; Senior Vice President and
                                                Actuary, MassMutual, since
                                                1995; Vice President and
                                                Actuary, 1980-1995
--------------------------------------------------------------------------------
Stuart H. Reese, Director           41          Director (since 1994) and
and                                             Senior Vice
                                                President-Investments, MML
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Senior Vice President-Investments               Bay State, since 1996; Senior
                                                Vice President, MassMutual,
                                                since 1993; Investment Manager,
                                                Aetna Life and Casualty and
                                                Affiliates, 1979-1993
--------------------------------------------------------------------------------
Thomas J. Finnegan, Jr., Director   61          Director (since 1997) and
and Secretary                                   Secretary since 1990, MML Bay
                                                State; Vice President, Secretary
                                                and Associate General Counsel,
                                                MassMutual, since 1984
--------------------------------------------------------------------------------

PRINCIPAL OFFICERS (OTHER THAN THOSE WHO ARE ALSO DIRECTORS):
--------------------------------------------------------------------------------
Ann Iseley                          40          Treasurer, MML Bay State, since
                                                1996; Vice President and
                                                Treasurer, MassMutual, since
                                                1996; Chief Financial and
                                                Operations Officer, Connecticut
                                                Mutual Financial Services,
                                                1994-1996; Controller, The Mack
                                                Company, 1993-1994; Vice
                                                President-Finance, Mutual of
                                                New York, 1988-1993
--------------------------------------------------------------------------------

     Companies Owning Securities of Depositor
     ----------------------------------------

     29.   Furnish as at latest practicable date the following information with
           --------------------------------------------------------------------
           respect to each company which directly or indirectly owns, controls
           -------------------------------------------------------------------
           or holds with power to vote 5% or more of the outstanding voting
           ----------------------------------------------------------------
           securities of depositor.
           ------------------------

           The Company is 100% owned by Massachusetts Mutual Life Insurance Company. MassMutual is located at 1295 State Street, Springfield, Massachusetts 01111.

     Controlling Persons
     -------------------

     30.   Furnish as at latest practicable date the following information with
           --------------------------------------------------------------------
           respect to any person other than those covered by Items 28, 29, and
           -------------------------------------------------------------------
           42 who directly or indirectly controls the depositor.
           -----------------------------------------------------

           None.

     Compensation of Officers of Depositor
     -------------------------------------

     31.   Furnish the following information with respect to the remuneration
           ------------------------------------------------------------------
           for services paid by the depositor during the last fiscal year
           --------------------------------------------------------------
           covered by the financial statements filed herewith;
           ---------------------------------------------------


           (a)      directly to each of the officers or partners or the
                    ---------------------------------------------------
                    depositor directly receiving the three highest amounts of
                    ---------------------------------------------------------
                    remuneration;
                    ------------

                    Not Applicable. No officer, employee, etc. affiliated with the depositor receives additional remuneration for services rendered with respect to the Variable Account.

           (b)      directly to all officers or partners of the depositor as a
                    ----------------------------------------------------------
                    group exclusive of persons whose remuneration is included
                    ---------------------------------------------------------
                    under Item 31(a), stating separately the aggregate amount
                    ---------------------------------------------------------
                    paid by the depositor itself and the aggregate amount paid
                    ----------------------------------------------------------
                    by all the subsidiaries;
                    -----------------------

                    Not Applicable. No officer, employee, etc. affiliated with the depositor receives additional remuneration for services rendered with respect to the Variable Account.

          (c)       indirectly or through subsidiaries to each of the officers
                    ----------------------------------------------------------
                    or partners of the depositor;
                    -----------------------------

                    Not Applicable. No officer, employee, etc. affiliated with the depositor receives additional remuneration for services rendered with respect to the Variable Account.

     Compensation of Directors
     -------------------------

     32.  Furnish the following information with respect to the remuneration
          ------------------------------------------------------------------
          for services, exclusive of remuneration reported under Item 31, paid
          --------------------------------------------------------------------
          by the depositor during the last fiscal year covered by financial
          -----------------------------------------------------------------
          statements filed herewith:
          --------------------------

          (a)       the aggregate direct remuneration to directors;
                    -----------------------------------------------

          (b)       indirectly or through subsidiaries to directors.
                    -----------------------------------------------

                    Not Applicable.  See Item 31.
                                     ---

     Compensation to Employees
     -------------------------

     33.  (a)  Furnish the following information with respect to the aggregate
               ---------------------------------------------------------------
               amount of remuneration for services of all employees of the
               -----------------------------------------------------------
               depositor (exclusive of persons whose remuneration is reported in
               -----------------------------------------------------------------
               Items 31 and 32) who received remuneration in excess of $10,000
               ---------------------------------------------------------------
               during the last fiscal year covered by financial statements filed
               -----------------------------------------------------------------
               herewith from the depositor and any of its subsidiaries.
               -------------------------------------------------------

               Not Applicable.  See Item 31.
                                ---

         (b)   Furnish the following services paid directly during the last
               ------------------------------------------------------------
               fiscal year covered by financial statements filed herewith to the
               -----------------------------------------------------------------
               following classes of persons (exclusive of those persons covered
               ----------------------------------------------------------------
               by Item 33(a)): (1) Sales managers, branch managers, district
               -------------------------------------------------------------
               managers and other persons supervising the sale of registrant's
               ---------------------------------------------------------------
               securities; (2) Salesmen, sales agents, canvassers and other
               ------------------------------------------------------------
               persons making solicitations but not in supervisory capacity; (3)
               -----------------------------------------------------------------
               Administrative and clerical employees; and (4) others (specify).
               -----------------------------------------------------------------
               If a person is employed in more than one capacity, classify
               -----------------------------------------------------------
               according to predominant type of work.
               -------------------------------------

               Not Applicable.  See Item 31.
                                ---

     Compensation to Other Persons
     -----------------------------

     34.       Furnish the following information with respect to the aggregate
               ---------------------------------------------------------------
               amount of compensation for services paid any person (exclusive of
               -----------------------------------------------------------------
               persons whose remuneration is reported in Items 31, 32 and 33),
               ---------------------------------------------------------------
               whose aggregate compensation in
               -------------------------------
               connection with services rendered with respect to the trust in
               --------------------------------------------------------------
               all capacities exceed $10,000 during the last fiscal year covered
               -----------------------------------------------------------------
               covered by financial statements filed herewith from the depositor
               -----------------------------------------------------------------
               and any of its subsidiaries.
               ---------------------------

               Not Applicable.  See Item 31.
                                ---


IV.  DISTRIBUTION AND REDEMPTION OF SECURITIES
     -----------------------------------------

     Distribution of-Securities
     --------------------------

     35.  Furnish the names of the states in which sales of the trust's
          -------------------------------------------------------------
          securities (a) are currently being made, (b) are presently proposed to
          ----------------------------------------------------------------------
          made, and (c) have been discontinued, indicating by appropriate letter
          ----------------------------------------------------------------------
          the status with respect to each state.
          -------------------------------------

          (a)  Sale of the Policies has not commenced in any state.

          (b) Following the effectiveness of the Variable Account's GVUL Segment registration statement under the Securities Act of 1933, and obtaining required approvals under state law, the Company proposes issuing the Policies in all states except New York.

          (c)  Not Applicable.

     36.  If sales of the trust's securities have at any time since January 1,
          --------------------------------------------------------------------
          1936 been suspended for more than a month, describe briefly the
          ---------------------------------------------------------------
          reasons for such suspension.
          ---------------------------

          Not Applicable.

     37.  (a)  Furnish the following information with respect to each instance
               ---------------------------------------------------------------
               where subsequent to January 1, 1937, any federal or state
               ---------------------------------------------------------
               governmental officer, agency, or regulatory body denied authority
               -----------------------------------------------------------------
               to distribute securities of the trust, excluding a denial which
               ---------------------------------------------------------------
               was merely a procedural step prior to any determination by such
               ---------------------------------------------------------------
               officer, etc., and which denial was subsequently rescinded.
               ----------------------------------------------------------

               (1)  Name of officer, agency or body
                    -------------------------------

                    None.

               (2)  Date of denial
                    --------------

                    Not Applicable.

               (3)  Brief statement of reasons given for denial
                    -------------------------------------------

                    Not Applicable.

          (b)  Furnish the following information with regard to each instance
               --------------------------------------------------------------
               where, subsequent to January 1, 1937, the authority to distribute
               -----------------------------------------------------------------
               securities of the trust has been revoked by any federal or state
               ----------------------------------------------------------------
               governmental officer, agency or regulatory body.
               -----------------------------------------------

               (1)  Name of officer, agency or body
                    -------------------------------

                    None.

               (2)  Date of revocation
                    ------------------

                    Not Applicable.

               (3)  Brief statement of reasons given for revocation
                    -----------------------------------------------

                    Not Applicable.

     38.  (a)  Furnish a general description of the method of distribution of
               --------------------------------------------------------------
               securities of the trust.
               -----------------------

               MML Distributors, LLC. and MML Investors Services, Inc., both affiliates of the Company, will act as principal underwriter and co-underwriter, respectively, of the Policies pursuant to Underwriting Agreements with the Company and the Variable Account. Both MML Distributors, LLC and MML Investors Services, Inc. are broker-dealers and members of the National Association of Securities Dealers, Inc. The Policies will be sold by agents of the Company who are either registered representatives of MML Investors Services, Inc. or registered representatives of a broker-dealer who has entered into a broker-dealer selling agreement with MML Distributors, LLC.

          (b)  State the substance of any current selling agreement between each
               -----------------------------------------------------------------
               principal underwriter and the trust or the depositor, including a
               -----------------------------------------------------------------
               statement as to the inception and termination dates of the
               ----------------------------------------------------------
               agreement, any renewal and termination provisions, and any
               ----------------------------------------------------------
               assignment provisions.
               ---------------------

               The Company and the Variable Account have executed a Principal Underwriting Agreement and a Co-Distributor Agreement ("Agreements") with MML Distributors, LLC. and MML Investors Services, Inc., respectively. Unless otherwise terminated, the Agreement shall continue in effect from year to year. The Agreement may be terminated by any party at any time upon giving 60 days written notice to the other parties, and terminates automatically in the event of its assignment.

          (c)  State the substance of any current agreements or arrangements of
               ----------------------------------------------------------------
               each principal underwriter with dealers, agents, salesmen, etc.,
               ----------------------------------------------------------------
               with respect to commissions and overriding commissions,
               -------------------------------------------------------
               territories, franchises, qualifications, and revocations.  If the
               -----------------------------------------------------------------
               trust is the issuer of periodic payment plan certificates,
               ----------------------------------------------------------
               furnish schedules of commissions and the bases thereof.  In
               -----------------------------------------------------------
               lieu of a statement concerning schedules of commissions, such
               -------------------------------------------------------------
               schedules of commissions may be filed as Exhibit A(3)(c).
               ---------------------------------------------------------

               Registered representatives of MML Investors Services, Inc. who are also agents of the Company ("Agents") will sell the Policy. In addition, registered representatives of broker-dealers who have executed a broker-dealer selling agreement with MML Distributors, LLC. and who are also agents of the Company ("Brokers") will also sell the Policy. Such Agents and Brokers are required to pass applicable NASD examinations, and qualify under applicable state insurance licensing requirements. Agents and Brokers who sell the Policy will receive commissions based on a commission schedule, and General Agents who supervised the agents will also receive compensation. After issue of the Policy or an increase in face amount, commissions will not exceed 24% of the Modal Term Premium, plus 3% on any excess premiums. For renewal years, the commissions will not exceed 3% of any additional premiums between years 2-10 and 1% on years 11+. Asset based compensation will also be paid. Such asset based compensation will not exceed 0.20% of a Policy's average annual Variable Account value. General Agents and certain registered representatives may receive training and/or expense reimbursements based upon the amount of earned commissions.

     Information Concerning Principal Underwriter
     --------------------------------------------

     39.  (a)  State the form of organization of each principal underwriter of
               ---------------------------------------------------------------
               securities of the trust, the name of the state or other sovereign
               -----------------------------------------------------------------
               power under the laws of which each underwriter was organized and
               ----------------------------------------------------------------
               the date of organization.
               ------------------------

               The principal underwriter of the policies, MML Distributors, LLC was organized on November 10, 1994 as a limited liability company in the state of Connecticut.

               MML Investors Services Inc. was organized in 1981 as a corporation in the Commonwealth of Massachusetts.

          (b)  State whether any principal underwriter currently distributing
               --------------------------------------------------------------
               securities of the trust is a member of the National Association
               ---------------------------------------------------------------
               of Securities Dealers, Inc. (NASD).
               -----------------------------------

               Both MML Distributors, LLC and MML Investors Services, Inc. are members in good standing with the NASD.

     40.  (a)  Furnish the following information with respect to all fees
               ----------------------------------------------------------
               received by each principal underwriter of the trust from the sale
               -----------------------------------------------------------------
               of securities of the trust and any other functions in connection
               ----------------------------------------------------------------
               therewith exercised by such underwriter in such capacity or
               -----------------------------------------------------------
               otherwise during the period covered by the financial statement
               --------------------------------------------------------------
               filed herewith.
               --------------

               None.

          (b)  Furnish the following information with respect to any fee or any
               ----------------------------------------------------------------
               participation in fees received by each principal underwriter from
               -----------------------------------------------------------------
               any underlying investment company or any affiliated person or
               -------------------------------------------------------------
               investment adviser of such company:
               ----------------------------------

               None.

               (1)  The nature of such fee or participation.
                    ---------------------------------------

                    None.

               (2)  The name of the person making payment.
                    -------------------------------------

                    None.

               (3)  The nature of the services rendered in consideration for
                    --------------------------------------------------------
                    such fee or participation.
                    --------------------------

                    None.

               (4)  The aggregate amount received during the last fiscal year
                    ---------------------------------------------------------
                    covered by the financial statements filed herewith.
                    --------------------------------------------------

                    None.

     41.  (a)  Describe the general character of the business principal
               --------------------------------------------------------
               underwriter, including a statement as to any business other than
               ----------------------------------------------------------------
               the distribution of securities of the trust.  If a principal
               ------------------------------------------------------------
               underwriter acts or has acted in any capacity with respect to any
               -----------------------------------------------------------------
               investment company or companies other than the trust, state the
               ---------------------------------------------------------------
               name or names of such company or companies, their relationship,
               ---------------------------------------------------------------
               if any, to the trust and the nature of such activities.  If a
               -------------------------------------------------------------
               principal underwriter has ceased to act in such named capacity,
               ---------------------------------------------------------------
               state the date of and circumstances surrounding such cessation.
               --------------------------------------------------------------

                 MML Distributors, LLC ("Distributors") is a broker-dealer engaged in the business of underwriting various variable annuity and variable life policies issued by MML Bay State and affiliated insurance companies including MassMutual. MML Investors Services, Inc. ("MMLISI") is a broker-dealer which is engaged in the businesses of acting as the co-underwriter of various variable annuity and variable life insurance policies issued by MML Bay State, MassMutual and MassMutual insurance affiliates, distributing mutual funds, variable annuities, variable life insurance contracts, direct participation programs and unit investment trusts; and acting as the introducing broker-dealer with respect to various securities brokerage transactions.

                 Distributors currently acts as the principal underwriter, and MMLISI acts as the co-underwriter, for the following investment companies, all of which are separate accounts of either MassMutual, MML Bay State, or an insurance company affiliated with MassMutual:

                 MassMutual Separate Accounts:

                    Massachusetts Mutual Variable Annuity Separate Accounts I & II, Massachusetts Mutual Variable Life Separate Account I & II, Massachusetts Mutual Variable Annuity Separate Account 3, Panorama Separate Account, and Connecticut Mutual Variable Life Separate Account 1 CML/OFFITBANK Separate Account, CML Variable Accumulation Annuity Accounts A, B & E, Massachusetts Mutual Variable Annuity Fund 1 & 2.

                 Separate Accounts of MML Bay State:

                    MML Bay State Variable Life Separate Account I, MML Bay State Variable Life Separate Account II, MML Bay State Variable Life

                    Separate Account III, MML Bay State Variable Life Separate Account IV, MML Bay State Variable Life Separate Account V, and MML Bay State Variable Annuity Separate Account I.

               Separate Accounts of CM Life Insurance Co.:

                    Panorama Plus Separate Account, CM Multi Account A, and CM Life Variable Life Separate Account I.

               In addition, MMLISI acts as the retail distributor of several hundred investment companies that are not affiliated with MassMutual.

          (b)  Furnish as at latest practicable date the address of each branch
               ----------------------------------------------------------------
               office of each principal underwriter currently selling securities
               -----------------------------------------------------------------
               of the trust and furnish the name and residence address of the
               --------------------------------------------------------------
               person in charge of such office.
               -------------------------------

               Not applicable.  The Policies are not currently being sold.

          (c)  Furnish the number of individual salesmen of each principal
               -----------------------------------------------------------
               underwriter through whom any of the securities of the trust were
               ----------------------------------------------------------------
               distributed for the last fiscal year of the trust covered by the
               ----------------------------------------------------------------
               financial statements filed herewith and furnish the aggregate
               -------------------------------------------------------------
               amount of compensation received by such salesmen in such year.
               -------------------------------------------------------------

               Not applicable.  The Policies are not currently being sold.

     42.  Furnish as at latest practicable date the following information with
          --------------------------------------------------------------------
          respect to each principal underwriter currently distributing
          ------------------------------------------------------------
          securities of the trust and with respect to each of the officers,
          -----------------------------------------------------------------
          directors or partners of such underwriter (ownership of securities
          ------------------------------------------------------------------
          of the Trust).
          --------------

          Not Applicable.  The Policies are not currently being distributed.

     43.  Furnish, for the last fiscal year covered by the financial statements
          ---------------------------------------------------------------------
          filed herewith, the amount of brokerage commissions received by any
          -------------------------------------------------------------------
          principal underwriter who is a member of a national securities
          --------------------------------------------------------------
          exchange and who is currently distributing the securities of the
          ----------------------------------------------------------------
          trust or effecting transactions for the trust in the portfolio
          --------------------------------------------------------------
          securities of the trust.
          ------------------------

          Not Applicable.  The Policies are not currently being distributed.

     Offering Price or Acquisition Valuation of Securities of the Trust
     ------------------------------------------------------------------

     44.  (a)  Furnish the following information with respect to the method of
               ---------------------------------------------------------------
               valuation used by the trust for the purposes of determining the
               ---------------------------------------------------------------
               offering price to the public of securities issued the trust or
               --------------------------------------------------------------
               the valuation of shares or interests in the underlying securities
               -----------------------------------------------------------------
               acquired by the holder of a periodic payment plan certificate.
               -------------------------------------------------------------

               The net premium equals the premium paid minus the sum of the sales load (0% - 5%), the state premium tax (1.75% - 4%), and the federal DAC tax (currently 0.25%) charges. Premium paid under the Policy by the Policyowner may be allocated to the General Account of the Company or to the Division(s) selected by the Policyowner after expiration of the free look period. Allocations to the

               Divisions are credited to the Policy in the form of Accumulation Units. Accumulation Units are credited separately for each Division. The number of Accumulation Units of each Division credited to the Policy is equal to the portion of the net premium allocated to the Division, divided by the dollar value of the applicable Accumulation Unit as of the valuation date the payment is received at the Company's Principal Administrative Office. The number of Accumulation Units resulting from each net premium will remain fixed unless changed by a subsequent split of Accumulation Unit value, transfer, partial withdrawal or surrender. In addition, if the Company deducts the Account Value Charges or other charges from a Division (as a result of insufficient Policy values in the Company's General Account), each such deduction will result in cancellation of a number of Accumulation Units equal in value to the charge allocated to the Division. The dollar value of an Accumulation Unit of each Division varies from valuation date to valuation date based on the investment experience of that Division. That experience, in turn, will reflect the investment performance, expenses and charges of the respective underlying Funds. The value of an Accumulation Unit is set at $1.00 on the first Valuation Date of each Division.

               Net Investment Factor - The net investment factor measures the
               ---------------------
               investment performance of a Division of the GVUL Segment of the Variable Account during the valuation period just ended. The net investment factor for each Division is equal to 1.0000 plus the number arrived at by dividing (a) by (b) and subtracting (c) from the result, where:

               (a) is net asset value per share of each Fund held by a Division for the current Valuation Period, plus any dividend per share declared on behalf of such fund that has an ex-dividend date within the current Valuation Period, less the cumulative charge or credit for taxes reserved which is determined by the Company to have resulted from the operation or maintenance of the Division; and

               (b) is the net asset value per share of the Fund held by the Division for the immediately preceding Valuation Period; and

               (c) is the cumulative unpaid charge for mortality and expense risks for each day in the valuation period equal to .75%, on an annualized basis, of the Division's assets (which may be increased or decreased by the Company, but may not exceed 1.00%).

               The net investment factor may be greater or less than one. Therefore, the value of an Accumulation Unit may increase or decrease. The Policyowner bears the investment risk.

               Allocations to the General Account are not converted into Accumulation Units, but are credited interest at a rate periodically set by the Company (but which will never be less than 3%).

          (b)  Furnish a specimen schedule showing the components of the
               ---------------------------------------------------------
               offering price of the trust's securities as of the latest
               ---------------------------------------------------------
               practicable date.
               -----------------

               No Policies have been issued or offered for sale to the public.

          (c)  If there is any variation in offering price of the trust's
               ----------------------------------------------------------
               securities to any person or classes of persons other than
               ---------------------------------------------------------
               underwriters, state the nature and amount of such variation and
               ---------------------------------------------------------------
               indicate the person or classes of persons to whom such offering
               ---------------------------------------------------------------
               is made.
               --------

               At any time, the "price" of an Accumulation Unit of a Division will be the same for all Policyowners. However, the cost of insurance charges for the Policies will not be the same for all Policyowners. The insurance principles of pooling and distribution of mortality risks is based upon the assumption that each Policyowner pays a cost of insurance charge commensurate with the Insured's mortality risk, which is actuarially determined based upon factors such as age, health and occupation. In the context of life insurance, a uniform mortality charge (the "cost of insurance charge") for all Insureds would discriminate unfairly in favor of those Insureds representing greater mortality risks to the disadvantage of those representing lesser risks. Accordingly, there will be a different "price" for each actuarial category of Policyowners because different cost of insurance rates will apply. The "price" will also vary based on net amount at risk. The Policies will be offered and sold pursuant to this cost of insurance schedule, the Company's underwriting standards, and in accordance with state insurance laws. Such laws prohibit unfair discrimination among Insureds, but recognize that premiums must be based upon factors such as age, health and occupation. Tables showing the maximum cost of insurance charges will be delivered as part of the Policy.

     45.  Furnish the following information with respect to any suspension of
          -------------------------------------------------------------------
          the redemption rights of the securities issued by the trust during the
          ----------------------------------------------------------------------
          three fiscal years covered by the financial statements filed herewith:
          ---------------------------------------------------------------------

          Not Applicable.

          (a)  by whose action redemption rights were suspended.
               ------------------------------------------------

               Not Applicable.

          (b)  the number of days' written notice given to security holders
               ------------------------------------------------------------
               prior to suspension of redemption rights.
               -----------------------------------------

               Not Applicable.

          (c)  reason for suspension.
               ---------------------

               Not Applicable.

          (d)  period during which suspension was in effect.
               --------------------------------------------

               Not Applicable.

     46.  (a)  Furnish the following information with respect to the method of
               ---------------------------------------------------------------
               determining the redemption or withdrawal valuation of securities
               ----------------------------------------------------------------
               issued by the trust:
               -------------------

               (1)  The source of quotations used to determine the value of
                    -------------------------------------------------------
                    portfolio securities.
                    --------------------

                    The Divisions invest only in shares of the Underlying Funds. Shares of each are sold and redeemed at their net asset value as next computed after receipt of the purchase or redemption order. Each purchase or redemption is confirmed in a written statement of the number of shares purchased or redeemed and the aggregate number of shares currently held by the respective Divisions. See Item 44(a).

               (2)  Whether opening, closing, bid, asked or any other price is
                    ----------------------------------------------------------
                    used.
                    ----

                    See 44(a) and 46(a)(1), above.

               (3)  Whether price is as of the day of sale or as of any other
                    ---------------------------------------------------------
                    time.
                    -----

                    See 44(a) and 46(a)(1), above.

               (4)  A brief description of the methods used by registrant for
                    ---------------------------------------------------------
                    determining other assets and liabilities including accrual
                    ----------------------------------------------------------
                    for expenses and taxes (including taxes on unrealized
                    -----------------------------------------------------
                    appreciation).
                    -------------

                    Policy Value and Surrender Value - The Policy value is the
                    --------------------------------
                    total amount available for investment and is equal to the sum of the accumulation in the General Account and the value of the Accumulation Units in the Divisions. The Policy value is used in determining the surrender value (the Policy value less any Policy Debt). There is no guaranteed minimum Policy value. Because Policy value on any date depends upon a number of variables, it cannot be predetermined. Policy value and surrender value will reflect frequency and amount of net premiums paid, interest credited to accumulations in the General Account, the investment performance of the chosen Divisions of the Variable Account, any partial withdrawals, any loans, any loan repayments, any loan interest paid or credited, and any charges assessed in connection with the Policy.

                    Calculation of Policy Value - The Policy value is determined
                    ---------------------------
                    on each valuation date. On each valuation date after the date of issue the Policy value will be:

                    (a) the aggregate of the values in each of the Divisions on the valuation date, determined for each Division by multiplying the value of an Accumulation Unit in that Division on that date by the number of such Accumulations Units allocated to the Policy; plus

                    (b) the value in the General Account (including any amounts transferred to the General Account with respect to a loan).

                  Thus, the Policy value is determined by multiplying the number of Accumulation Units in each Division by the value of the applicable Accumulation Units on the particular valuation date, adding the resulting figure for each Division together, and adding the amount of the accumulations in the General Account, if any. Also see Item 44(a), above.

                  Because of its current tax status, the Company does not expect to incur any federal income tax liabilities that would be charged to the Variable Account, and the company does not intend to make a charge for federal income taxes. The Company may, however, incur state and local taxes (in addition to premium taxes) in several states. If there is a material change in state or local tax laws, charges for such taxes, if any, attributable to the Variable Account may be made.

              (5) Other items which registrant deducts from the net asset value
                  -------------------------------------------------------------
                  in computing redemption value of its securities.
                  -----------------------------------------------

                  Accumulation Units of the Divisions will be redeemed at net asset value. However, under the Policies, a partial redemption will be subject to a processing fee of the lesser of $25 or 2% of the amount redeemed.

              (6) Whether adjustments are made for fractions.
                  ------------------------------------------

                  No adjustments are made for fractions.

         (b)  Furnish a specimen schedule showing the components of the
              ---------------------------------------------------------
              redemption price to the holders of the trust's securities as of
              ---------------------------------------------------------------
              the latest practicable date.
              ---------------------------

              No Policies have been issued or offered for sale to the public.

     PURCHASE AND SALE OF INTERESTS IN UNDERLYING SECURITIES FROM AND TO
     -------------------------------------------------------------------
     SECURITY HOLDERS
     ----------------

     47. Furnish a statement as to the procedure with respect to the maintenance
         -----------------------------------------------------------------------
         of a position in the underlying securities or interests in the
         --------------------------------------------------------------
         underlying securities, the extent and nature thereof and the person who
         -----------------------------------------------------------------------
         maintains such a position.  Include a description of the procedure with
         -----------------------------------------------------------------------
         respect to the purchase of underlying securities or interests in the
         --------------------------------------------------------------------
         underlying securities from security holders who exercise redemption or
         ----------------------------------------------------------------------
         withdrawal rights and the sale of such underlying securities and
         ----------------------------------------------------------------
         interests in the underlying securities to other security holders.
         ------------------------------------------------------------------
         State whether the method of valuation of such underlying securities or
         ----------------------------------------------------------------------
         interests in underlying securities differs from that set forth in Items
         -----------------------------------------------------------------------
         44 and 46.  If any item of expenditure included in the determination of
         -----------------------------------------------------------------------
         the valuation is not or may not actually be incurred or expended,
         -----------------------------------------------------------------
         explain the nature of such item and who may benefit from the
         ------------------------------------------------------------
         transaction.
         -----------

         All purchases and redemptions of shares of the Underlying Funds are at net asset value. Other separate accounts of the Company currently invest in shares of the MML Fund and the Oppenheimer Funds. The Panorama Fund and Oppenheimer Funds issue shares to separate accounts of other affiliated insurance companies. In addition, the Oppenheimer

         Fund currently issues shares to separate accounts of un-affiliated insurance companies. All transactions are at net asset value. The Company will redeem sufficient shares of the Underlying Funds to pay certain life insurance proceeds, benefits at maturity, or surrender proceeds, or for other purposes contemplated by the Policy.

V.   INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN
     -----------------------------------------------

     48. Furnish the following information as to each trustee or custodian of
         --------------------------------------------------------------------
         the trust.
         ---------

         (a)  Name and principal address:
              --------------------------

              MML Bay State Life Insurance Company
              Address of Principal Administrative Office
              1295 State Street
              Springfield, Massachusetts   01111

         (b)  Form of organization:
              --------------------

              Stock life insurance company.

         (c)  State or other sovereign power under the laws of which the trustee
              ------------------------------------------------------------------
              or custodian was organized.
              --------------------------

              Organized under the laws of Missouri. However, the Company presently intends to re-domesticate to the State of Connecticut in June of 1997.

         (d)  Name of governmental supervising or examining authority.
              -------------------------------------------------------

              State of Missouri Division of Insurance (the State of Connecticut Division of Insurance when the Company re-domesticates to Connecticut). The Company is also subject to examination by the insurance departments of each state in which it does business.

     49. State the basis for payment of fees or expenses of the trustee or
         -----------------------------------------------------------------
         custodian for services rendered with respect to the trust and its
         -----------------------------------------------------------------
         securities, and the amount thereof for the last fiscal year.  Indicate
         ----------------------------------------------------------------------
         the person paying such fees or expenses.  If any fees or expenses are
         ---------------------------------------------------------------------
         prepaid, state the unearned amounts.
         -----------------------------------

         The Company is not paid a separate fee for expenses or services rendered as custodian of the Variable Account.

         A daily charge equivalent to a current effective annual rate of 0.75% of the average daily net asset value of each Division is imposed to compensate the Company for its assumption of certain mortality and expense risks. Such expense risks include the risks of increased costs associated with the custodian function.

         An administrative fee (currently $5.25 per month, guaranteed not to exceed $9.00 per month) is assessed against each Policy. To the extent such charge covers administrative services, the charge may also be deemed to include custodial services.

         As the GVUL Segment of the Variable Account has not commenced operations, no fees have been paid.

     50. State whether the trustee or custodian or any other person has or may
         ---------------------------------------------------------------------
         create a lien on the assets of the trust, and, if so, give full
         ---------------------------------------------------------------
         particulars, outlining the substance of the provisions of any indenture
         -----------------------------------------------------------------------
         or agreement with respect thereto.
         ---------------------------------

         None. Under Missouri and Connecticut law, the assets supporting Policy reserves in the Variable Account may not be charged with any liabilities arising out of any other business of the Company.

VI.  INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES
     ---------------------------------------------------------

     51. Furnish the following information with respect to insurance of holders
         ----------------------------------------------------------------------
         of securities:
         -------------

         Interests in the Variable Account are sold only to fund the Policies. Other than the Policies themselves, no insurance is sold to Policyowners with interests in the Divisions, or in connection with such interests.

         (a)  The name and address of the insurance company.
              ---------------------------------------------

              Principal Administrative Office Address:

              MML Bay State Life Insurance Company
              1295 State Street
              Springfield, Massachusetts   01111

         (b)  The types of policies and whether individual or group policies.
              --------------------------------------------------------------

              The Policies are group flexible premium adjustable life insurance certificates with variable riders issued under group flexible premium adjustable life insurance policies.

         (c)  The types of risks Insured and excluded.
              ---------------------------------------

              The variable riders are offered only to Certificate owners. Certificates are offered to individuals age 75 and under, subject to the individual's membership in a group whose sponsor has entered into a group insurance policy with the Company and subject to the Company's underwriting standards. The Company assumes the risk that the deduction made for mortality and expense risks will prove inadequate to cover actual insurance costs and expenses.

         (d)  The coverage of the policies.
              ----------------------------

              The Policies provide insurance coverage on the life of the Insured. The minimum face amount of each Policy is $50,000. The Policyowner may free to select a higher death benefit amount subject to the Company's then current underwriting guidelines.

              Death Proceeds will be reduced by any outstanding Policy Debt and any due and unpaid monthly deductions.

         (e)  The beneficiaries of such policies and the uses to which the
              ------------------------------------------------------------
              proceeds of policies must be put.
              --------------------------------

              The beneficiary is named by the Policyowner to receive the death proceeds. The interest of any beneficiary will be subject to any assignment made by the Policyowner. The Policyowner may declare a beneficiary to be revocable (changed any time by written request) or irrevocable (may be changed only with the written consent of the beneficiary). The interest of a beneficiary who dies before the Insured will pass to surviving beneficiaries. If all beneficiaries die before the Insured, the death proceeds will pass to the Policyowner.

         (f)  The terms and manner of cancellation and of reinstatement.
              ---------------------------------------------------------

              See Item 17(a) for the manner of cancellation and reinstatement.

         (g)  The method of determining the amount of premiums to be paid by
              --------------------------------------------------------------
              holders of securities.
              ---------------------

              See answers to Item 13(a) for amount of charges imposed and 44(a) and 44(c) for the manner in which the premium is determined.

         (h)  The amount of aggregate premiums paid to the insurance company
              --------------------------------------------------------------
              during the last fiscal year.
              ---------------------------

              None. No Policies have been issued or offered for sale to the public.

         (i)  Whether any person other than the insurance company receives any
              ----------------------------------------------------------------
              part of such premiums, the name of each such person and the
              -----------------------------------------------------------
              amounts involved, and the nature of the services rendered
              ---------------------------------------------------------
              therefor.
              --------

              No person other than the Company receives any part of the amounts deducted for assumption of mortality and expense risks. However, the Company may from time to time enter into reinsurance agreements with other insurance companies under which certain insurance risks, premium income and related expenses are assumed by such other insurance companies.

         (j)  The substance of any other material provisions of any indenture or
              ------------------------------------------------------------------
              agreement of the trust relating to insurance.
              --------------------------------------------

              None.

VII. POLICY OF REGISTRANT
     --------------------

     52. (a)  Furnish the substance of the provisions of any indenture or
              -----------------------------------------------------------
              agreement with respect to the conditions upon which and the method
              ------------------------------------------------------------------
              of selection by which particular portfolio securities must or may
              -----------------------------------------------------------------
              be eliminated from the assets of the trust or must or
              -----------------------------------------------------
              may be replaced by other portfolio securities. If an investment
              ---------------------------------------------------------------
              adviser or other person is to be employed in connection with such
              -----------------------------------------------------------------
              selection, elimination or substitution, state the name of such
              --------------------------------------------------------------
              person, the nature of any affiliation to the depositor, trustee or
              ------------------------------------------------------------------
              custodian, and any principal underwriter, and the amount of
              -----------------------------------------------------------
              remuneration to be received for such services. If any particular
              ----------------------------------------------------------------
              person is not designated in the indenture or agreement, describe
              ----------------------------------------------------------------
              briefly the method of selection of such person.
              ----------------------------------------------

              The investment Policy of each Division of the Variable Account is to invest in a particular Underlying Fund.

              The Company reserves the right, subject to applicable law, to Create new segments of the Variable Account; create new Variable Accounts; combine any two or more Variable Accounts; make available additional Divisions investing in additional investment companies; substitute or merge two or more Divisions or Variable Accounts; eliminate one or more Divisions; invest the assets of the Variable Account in securities other than shares of the Funds as a substitute for such shares already purchased or as the securities to be purchased in the future; operate the Variable Account as a management investment company under the Investment Company Act of 1940, as amended, or in any other form permitted by law; and de-register the Variable Account under the Investment Company Act of 1940, as amended, in the event such registration is no longer required; and change the name of the Variable Account.

         (b)  Furnish the following information with respect to each transaction
              ------------------------------------------------------------------
              involving the elimination of any underlying security during the
              ---------------------------------------------------------------
              period covered by the financial statements filed herewith.
              ---------------------------------------------------------

              (1)  Title of Security
                   -----------------

                   Not applicable.

              (2)  Date of Elimination
                   -------------------

                   Not applicable.

              (3)  Reasons for Elimination
                   -----------------------

                   Not applicable.

              (4)  The use of the proceeds from the sale of the eliminated
                   -------------------------------------------------------
                   security.
                   ---------

                   Not applicable.

              (5)  Title of security substituted, if any.
                   --------------------------------------

                   Not applicable.

         (c)  Describe the policy of the trust with respect to the substitution
              -----------------------------------------------------------------
              and elimination of the underlying securities of the trust with
              --------------------------------------------------------------
              respect to:
              ----------

              (1) the grounds for elimination and substitution;
                  --------------------------------------------

                  See 52(a), above.

              (2) the type of securities which may be substituted for any
                  -------------------------------------------------------
                  underlying security;
                  -------------------

                  See 52(a), above.

              (3) whether the acquisition of such substituted security or
                  -------------------------------------------------------
                  securities would constitute the concentration of investment in
                  --------------------------------------------------------------
                  a particular industry or group of industries or would conform
                  -------------------------------------------------------------
                  to a policy of concentration of investment in a particular;
                  -----------------------------------------------------------
                  industry or group of industries;
                  -------------------------------

                  Not Applicable.

              (4) whether such substituted securities may be the securities of
                  ------------------------------------------------------------
                  any other investment company; and
                  ---------------------------------

                  See 52(a), above.

              (5) the substance of the provisions of any indenture or agreement
                  -------------------------------------------------------------
                  which authorize or restrict the policy of the registrant in
                  -----------------------------------------------------------
                  this regard.
                  -----------

                  See 52(a) above.

         (d)  Furnish a description of any (exclusive of policies covered by
              --------------------------------------------------------------
              paragraph (a) and (b) herein) of the trust which is deemed a
              ------------------------------------------------------------
              matter of fundamental policy and which is elected to be treated as
              ------------------------------------------------------------------
              such.
              ----

              None.

Regulated Investment Company
----------------------------

     53. (a)  State the taxable status of the trust.
              -------------------------------------

              Because of its current tax status, the Company does not expect to incur any federal income tax liabilities that would be charged to the Variable Account, and the Company does not intend to make a charge for federal income taxes. The Company may, however, incur state and local taxes (in addition to premium taxes). If there is a material change in state or local tax laws, charges for such taxes, if any, attributable to the Variable Account may be made.

              See also 46(a), above.

         (b)  State whether the trust qualified for the last taxable as year as
              -----------------------------------------------------------------
              a regulated investment company as defined in Section 851 of the
              ---------------------------------------------------------------
              Internal Revenue Code of
              ------------------------

              1954, and state its present intention with respect to such
              ----------------------------------------------------------
              qualification during the current taxable year.
              ---------------------------------------------

              Not Applicable.

VIII. FINANCIAL AND STATISTICAL INFORMATION
      --------------------------------------

     54. If the trust is not the issuer of periodic payment plan certificates,
         ---------------------------------------------------------------------
         furnish the following information with respect to each class or series
         ----------------------------------------------------------------------
         of its securities.
         -----------------

         Not Applicable.

     55. If the trust is the issuer of periodic payment plan certificates, a
         -------------------------------------------------------------------
         transcript of a hypothetical account shall be filed in approximately
         --------------------------------------------------------------------
         the following form on the basis of the certificate calling for the
         ------------------------------------------------------------------
         smallest amount of payments.  The schedule shall cover a certificate of
         -----------------------------------------------------------------------
         the type currently being sold assuming that such certificate had been
         ---------------------------------------------------------------------
         sold at a date approximately ten years prior to the date of
         -----------------------------------------------------------
         registration or to the approximate date of organization of the trust.
         --------------------------------------------------------------------

         Not Applicable.

     57. If the trust is the issuer of periodic payment plan certificates,
         -----------------------------------------------------------------
         furnish by years for the period covered by financial statements filed
         ---------------------------------------------------------------------
         herewith the following information for each installment payment type of
         -----------------------------------------------------------------------
         periodic payment plan certificate currently being issued by the trust.
         ---------------------------------------------------------------------

         Not Applicable.

     58. If the trust is the issuer of periodic plan certificates furnish the
         --------------------------------------------------------------------
         following information for each installment periodic payment plan
         ----------------------------------------------------------------
         certificate outstanding as at the latest practicable date.
         ---------------------------------------------------------

         Not Applicable.

     59. Financial Statements:
         --------------------

         Financial Statements of the Variable Account
         --------------------------------------------

         Financial statements are not filed herein because, as of the date of this registration statement, the GVUL Segment of the Variable Account had not commenced operation.

         Financial Statements of the Depositor
         -------------------------------------

         The Financial Statements of the Depositor will be filed under a pre-effective amendment number 1 to the registration statement on Form S-6 filed by the Registrant pursuant the Securities Act of 1933. They are incorporated herein by reference.

IX.  EXHIBITS
     --------

     A.  Furnish the most recent form of the following:

         (1)  Indenture

              (a) Resolution of the Board of Directors of MML Bay State Life
                  Insurance Company authorizing the establishment of the Separate Account.

              (b) Resolution of the Board of Directors of MML Bay State Life
                  Insurance Company authorizing the establishment of the GVUL Segment of MML Bay State Variable Life Separate Account I.

         (2)  Not Applicable.

         (3) (a) Form of Distribution Servicing Agreement between MML Distributors, LLC, and MML Bay State.

              (b) Form of Co-Underwriting Agreement between MML Investors
                  Services, Inc. and MML Bay State.

              (c) Form of Broker Dealer Selling Agreement.

         (4)  Not Applicable.

         (5) Form of Group Flexible Premium Adjustable Life Insurance Certificate To Age 95 with Variable Rider.

         (6)  Organizational documents of the Company.

              (a) Certificate of Incorporation of MML Bay State Life Insurance
                  Company [to be filed].

              (b) By-Laws of MML Bay State Life Insurance Company [to be filed].

         (7)  Not applicable.

         (8) (a) Form of Participation Agreement with Oppenheimer Variable Account Funds.

              (b) Form of Participation Agreement with Panorama Series Fund,
                  Inc.

         (9)  Not applicable.

         (10) (a)  Form of Enrollment Form [to be filed].

              (b) Form of Application [to be filed].

     B.   (1) None.

          (2) None.

     C.  None.

                                 SIGNATURE


Pursuant to the requirements of the Investment Company Act of 1940 MML Bay State Life Insurance Company, depositor of the Registrant, has caused this registration statement to be duly signed on behalf of the Registrant in the City of Springfield and the Commonwealth of Massachusetts on March 19, 1997.


                      MML BAY STATE VARIABLE LIFE SEPARATE ACCOUNT I
                      ----------------------------------------------
                      (Name of Registrant)


                      By MML Bay State Life Insurance Company
                      ---------------------------------------
                      (Name of Depositor)


                      By: /s/ Anne Melissa Dowling
                          -----------------------------------
                      Anne Melissa Dowling
                      Senior Vice President



Attest:  /s/ Michael Chong
         --------------------
         Michael Chong

(Name)


Second Vice President
Massachusetts Mutual Life Insurance Company
(Title)

                                  EXHIBIT LIST

1(1)(a)   Resolution establishing MML Bay State Variable Life Separate Account
          I.

1(1)(b) Resolution establishing the GVUL Segment of MML Bay State Variable Life Separate Account I.

1(3)(a) Form of Distribution Servicing Agreement between MML Distributors, LLC, and MML Bay State Life Insurance Company.

1(3)(b) Form of Co-Underwriting Agreement between MML Investors Services, Inc. and MML Bay State Life Insurance Company.

1(3)(c)   Form of Broker Dealer Selling Agreement.

1(5) Form of Group Flexible Premium Adjustable Life Insurance Certificate To Age 95 with Variable Rider.

1(8)(a)   Form of Participation Agreement with Oppenheimer Variable Account
          Funds.

1(8)(b)   Form of Participation Agreement with Panorama Series Fund, Inc.